SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2009
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Support Agreement, between Pan American Silver Corp. and Aquiline Resources Inc., dated October 14, 2009.

2	Disclosure Letter, dated as of October 14, 2009.

In reviewing the documents  included in this Form 6-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Pan American Silver Corp. or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Pan American Silver Corp. may be found elsewhere in Pan America Silver Corp.’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Document 1

SUPPORT AGREEMENT

Between

PAN AMERICAN SILVER CORP.

And

AQUILINE RESOURCES INC.

OCTOBER 14, 2009

TABLE OF CONTENTS

Article 1	THE OFFERS	2
1.1	The Offers	2
1.2	Company Approval	11
1.3	Company Co-operation	12
1.4	Post Offer Covenants	13
1.5	Outstanding October 2008 Aquiline Warrants, November 2008 Aquiline Warrants and Outstanding Stock Aquiline Options	14
1.6	Indemnification	16
1.7	Pre-Acquisition Reorganization	18
Article 2	REPRESENTATIONS AND WARRANTIES	19
2.1	Representations and Warranties of the Offeror	19
2.2	Representations and Warranties of the Company	19
2.3	Investigation	19
2.4	Knowledge	19
2.5	Disclosure Letters	20
2.6	Survival of Representations and Warranties	20
Article 3	CONDUCT OF BUSINESS	20
3.1	Negative Covenants	20
3.2	Positive Covenants	24
3.3	Non-Solicitation	25
3.4	Access to Information	29
Article 4	NON-COMPLETION PAYMENTS AND OTHER ARRANGEMENTS	31
4.1	Non-Completion Payment	31
4.2	Financing of Non-Completion Payment	32
4.3	Expense Reimbursement	32
4.4	Effect of Payments	33
4.5	Right to Match Superior Proposal	33
4.6	Reconfirmation of Approval	34
4.7	Additional Board Communications	34
Article 5	MUTUAL COVENANTS	35
5.1	Consultation	35

5.2	Further Assurances	35
Article 6	TERMINATION, AMENDMENT & WAIVER	36
6.1	Termination	36
6.2	Effect of Termination	39
6.3	Amendment or Waiver	39
Article 7	MISCELLANEOUS	39
7.1	Interpretation	39
7.2	Number	40
7.3	Notices	40
7.4	Entire Agreement	42
7.5	Severability	42
7.6	Assignment	42
7.7	Expenses	42
7.8	Remedies	42
7.9	Choice of Law	43
7.10	Schedules	43
7.11	Third Parties	44
7.12	Privacy Issues	44
7.13	No Personal Liability	46
7.14	Fiduciary Duties	46
7.15	Time of Essence	46
7.16	Counterparts	46
7.17	Defined Terms	46

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 14th day of October, 2009,

BETWEEN:

PAN AMERICAN SILVER CORP.
a corporation existing under the laws of British Columbia;
(the "Offeror")
AND:

AQUILINE RESOURCES INC.
a corporation existing under the laws of Ontario;
(the "Company")

WITNESSES THAT WHEREAS:

A.                      The Offeror wishes to make Offers by way of separate take-over bids for all of the outstanding Aquiline Securities of the Company, other than Aquiline Shares and Aquiline Warrants held by the Offeror and its affiliates, subject to the terms and conditions of this Agreement;

B.                      Contemporaneously with entering into this Agreement, the Offeror has entered into a Lock-Up Agreement with each of the Locked-Up Shareholders, who hold in aggregate 6,518,877 Aquiline Shares, pursuant to which, among other things, each of the Locked-Up Shareholders has agreed to deposit to the applicable Offer all of the Aquiline Securities held or hereafter acquired by it, all on the terms and subject to the conditions set forth in the Lock-Up Agreements;

C.                      The Board of Directors has unanimously determined that it would be in the best interests of the Company for the Board of Directors to recommend acceptance of each Offer to the Securityholders and for the Company to co-operate with the Offeror to support the Offers, all on the terms and subject to the conditions contained herein; and

D.                      The Board of Directors has unanimously determined that it would be in the best interests of the Company for the Company to enter into this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
THE OFFERS

1.1	The Offers

(a)
Subject to the terms and conditions of this Agreement, the Offeror agrees to concurrently mail to the registered holders of Aquiline Shares (the "Shareholders"), the registered holders of Aquiline Warrants (the "Warrantholders") and the registered holder of the Aquiline Debenture (the "Debentureholder") as soon as practicable after the date hereof and, in any event, no later than the Latest Mailing Date, offers to purchase:

(i)
all of the outstanding Aquiline Shares, including Aquiline Shares issuable (and that, prior to the Expiry Time, are actually issued or are conditionally issued pursuant to Section 1.5) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Aquiline Shares (the "Convertible Securities"), but excluding Aquiline Shares owned by the Offeror and its affiliates, for consideration consisting of:

(A)           0.2495 of a Pan American Share; and

(B)           0.1 of a Pan American Consideration Warrant

for each Aquiline Share (as such offer may be amended or extended from time to time as permitted under this Agreement, the "Share Offer").

(ii)
each of the outstanding February 2008 Aquiline Warrants, but excluding February 2008 Aquiline Warrants owned by the Offeror and its affiliates, for consideration consisting of a replacement warrant (each, a "Pan American February 2008 Replacement Warrant") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole share) equal to: (A) the Exchange Ratio; multiplied by (B) the number of Aquiline Shares subject to such February 2008 Aquiline Warrant immediately prior to the Expiry Time (as such offer may be amended or extended from time to time as permitted under this Agreement, the "February 2008 Warrant Offer").  Each Pan American February 2008 Replacement Warrant shall have an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Aquiline Share otherwise purchasable pursuant to such February 2008 Aquiline Warrant; divided by (y) the Exchange Ratio.  It is agreed that all other terms and conditions of a Pan American February 2008 Replacement Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as the February 2008 Aquiline Warrant for which it was exchanged, and shall be governed by the terms of a replacement certificate or agreement evidencing such Pan American February 2008 Replacement Warrant and any previously issued certificate or agreement evidencing a February 2008 Aquiline Warrant shall be of no further force and effect.  Notwithstanding the foregoing, the Pan American February 2008 Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act.

(iii)
each of the outstanding May 2008 Aquiline Warrants, but excluding May 2008 Aquiline Warrants owned by the Offeror and its affiliates, for consideration consisting of a replacement warrant (each, a "Pan American May 2008 Replacement Warrant") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole share) equal to: (A) the Exchange Ratio; multiplied by (B) the number of Aquiline Shares subject to such May 2008 Aquiline Warrant immediately prior to the Expiry Time (as such offer may be amended or extended from time to time as permitted under this Agreement, the "May 2008 Warrant Offer").  Each Pan American May 2008 Replacement Warrant shall have an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Aquiline Share otherwise purchasable pursuant to such May 2008 Aquiline Warrant; divided by (y) the Exchange Ratio.  It is agreed that all other terms and conditions of a Pan American May 2008 Replacement Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as the May 2008 Aquiline Warrant for which it was exchanged, and shall be governed by the terms of a replacement certificate or agreement evidencing such Pan American May 2008 Replacement Warrant and any previously issued certificate or agreement evidencing a May 2008 Aquiline Warrant shall be of no further force and effect.  Notwithstanding the foregoing, the Pan American May 2008 Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act.

(iv)
each of the outstanding October 2008 Aquiline Warrants, but excluding October 2008 Aquiline Warrants owned by the Offeror and its affiliates, for consideration consisting of a replacement warrant (each, a "Pan American October 2008 Replacement Warrant") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole share) equal to: (A) the Exchange Ratio; multiplied by (B) the number of Aquiline Shares subject to such October 2008 Aquiline Warrant immediately prior to the Expiry Time (as such offer may be amended or extended from time to time as permitted under this Agreement, the "October 2008 Warrant Offer").  Each Pan American October 2008 Replacement Warrant shall have an exercise price per Pan American Share

(rounded up to the nearest whole cent) equal to: (x) the exercise price per Aquiline Share otherwise purchasable pursuant to such October 2008 Aquiline Warrant; divided by (y) the Exchange Ratio.  It is agreed that all other terms and conditions of a Pan American October 2008 Replacement Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as the October 2008 Aquiline Warrant for which it was exchanged, and shall be governed by the terms of a replacement certificate or agreement evidencing such Pan American October 2008 Replacement Warrant and any previously issued certificate or agreement evidencing an October 2008 Aquiline Warrant shall be of no further force and effect.  Notwithstanding the foregoing, the Pan American October 2008 Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act.

(v)
each of the outstanding November 2008 Aquiline Warrants, but excluding November 2008 Aquiline Warrants owned by the Offeror and its affiliates, for consideration consisting of a replacement warrant (each, a "Pan American November 2008 Replacement Warrant") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole share) equal to: (A) the Exchange Ratio; multiplied by (B) the number of Aquiline Shares subject to such November 2008 Aquiline Warrant immediately prior to the Expiry Time (as such offer may be amended or extended from time to time as permitted under this Agreement, the "November 2008 Warrant Offer").  Each Pan American November 2008 Replacement Warrant shall have an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Aquiline Share otherwise purchasable pursuant to such November 2008 Aquiline Warrant; divided by (y) the Exchange Ratio.  It is agreed that all other terms and conditions of a Pan American November 2008 Replacement Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as the November 2008 Aquiline Warrant for which it was exchanged, and shall be governed by the terms of a replacement certificate or agreement evidencing such Pan American November 2008 Replacement Warrant and any previously issued certificate or agreement evidencing a November 2008 Aquiline Warrant shall be of no further force and effect.  Notwithstanding the foregoing, the Pan American November 2008 Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act.

(vi)	the outstanding Aquiline Debenture for consideration consisting of a replacement convertible debenture (a "Pan American Replacement Debenture") which may be converted into either:

(A)
the number of Pan American Shares (rounded to the nearest whole share) equal to: (x) the Exchange Ratio; multiplied by (y) the number of Aquiline Shares subject to such Aquiline Debenture immediately prior to the Expiry Time; or

(B)	a contract granting the Debentureholder the right to purchase 12.5% of the life of mine from the Loma de La Plata zone of the Navidad project,

(as such offer may be amended or extended from time to time as permitted under this Agreement, the "Debenture Offer").  The Pan American Replacement Debenture shall provide for a conversion price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the conversion price per Aquiline Share otherwise provided pursuant to the Aquiline Debenture; divided by (y) the Exchange Ratio. It is agreed that all other terms and conditions of the Pan American Replacement Debenture, including the term to expiry, conditions to and the manner of conversion, will be the same as the Aquiline Debenture for which it was exchanged, and shall be governed by the terms of a replacement certificate or agreement evidencing such Pan American Replacement Debenture and any previously issued certificate or agreement evidencing the Aquiline Debenture shall be of no further force and effect.

(each of the foregoing an "Offer" and collectively the "Offers").

(b)	The Offers shall be subject only to the terms and conditions set out in Schedule “B” to this Agreement, as such may be amended in accordance with Section 1.1(f) hereof.

(c)
Fractional Pan American Shares will not be issued in connection with the Share Offer.  Where, on any Take-Up Date the aggregate number of Pan American Shares to be issued to any Shareholder pursuant to the Share Offer would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares issuable to such Shareholder will be rounded down to the next whole Pan American Share.

(d)
Prior to the Expiry Time, the Offeror shall take all corporate action necessary to reserve for issuance a sufficient number of Pan American Shares for delivery upon the exercise of the Pan American Replacement Warrants and conversion of the Pan American Replacement Debenture into Pan American Shares in accordance with Sections 1.1(a)(ii), 1.1(a)(iii), 1.1(a)(iv), 1.1(a)(v), and 1.1(a)(vi).

(e)	The Offers will be made in all material respects in accordance with Securities Laws and the OBCA and with applicable securities legislation in jurisdictions other than Canada and the United States where Securityholders are located in the English language and, if necessary under the Securities Laws, the French language; provided, however, that the Offeror shall not be required to make the Offers in any jurisdiction (other than Canada and the United States) where it would be illegal to do so.  The Offers will be open for acceptance until 9:00 p.m. (Toronto time) on the 36th day after the day (the "Mailing Date") that the Offers are mailed to Securityholders in Canada, or such later time and date as may be required by Securities Laws and the OBCA, subject to the right of the Offeror in its sole discretion to extend from time to time the period during which Aquiline Securities may be deposited under the Offers for successive periods of not less than ten (10) days and not more than fifteen (15) days if the conditions set forth in the Share Offer are not satisfied on the expiry date of the Offers (the time at which the Offers, as they may be extended, expire being referred to as the "Expiry Time").  Subject to the satisfaction or, where permitted, waiver of the conditions set forth herein, the Offeror shall take up and pay for all Aquiline Securities validly tendered (and not properly withdrawn pursuant to the Offers) as soon as practicable and in any event not later than three business days after the Expiry Time.  The Offeror shall use its commercially reasonable efforts to consummate the Offers, subject only to the terms and conditions hereof.  If the Offeror takes up and pays for any Aquiline Shares, the Offeror shall extend the Offers to provide Aquiline Securityholders that have not tendered their Aquiline Securities at least one additional period of not less than ten (10) days and not more than fifteen (15) days to permit such holders to accept the Share Offer and tender their Aquiline Securities (the “Mandatory Extension”).  For greater certainty, the Offeror shall not take up any Aquiline Securities under any of the Offers unless the Minimum Tender Condition shall have been satisfied at the Expiry Time.

(f)
The Offeror expressly reserves the right, in its sole discretion, to modify or waive any term or condition of the Offers except that, without the prior written consent of the Company which may be withheld in its sole discretion, the Offeror shall not:

(i)	amend, modify, change or waive the Minimum Tender Condition to permit it to acquire less than 50.1% of the Aquiline Shares outstanding at the Expiry Time calculated on a diluted basis;

(ii)
decrease the consideration per Aquiline Share payable under the Share Offer or amend, modify or change the terms of the Pan American Consideration Warrants, Pan American Replacement Warrants or the Pan American Replacement Debenture;

(iii)	decrease the Exchange Ratio;

(iv)	change the form of consideration payable under any of the Offers (other than to increase the consideration per Aquiline Share, Aquiline Warrant or

Aquiline Debenture, increase the Exchange Ratio or add consideration alternatives);

(v)	decrease the number of Aquiline Shares, Aquiline Warrants or principal amount of Aquiline Debenture in respect of which the Offers are being made;

(vi)	amend, modify, change or waive the conditions in (A) paragraph (a) of Schedule "B" (except as permitted pursuant to Section 1.1(f)(i)) or (B) paragraph (j) of Schedule "B"; or

(vii)
amend, modify or change any of the Offers (including any amendment, modification or change to, or the addition of, any terms or conditions of the Offers) in a manner that is adverse to the Company, the Shareholders, the Warrantholders or the Debentureholder.

(g)
The Offeror shall prepare the Offers and Circular, the letter(s) of transmittal, the notice(s) of guaranteed delivery and any other documents to be mailed by the Offeror to the Securityholders in connection with the Offers, and any supplements or amendments to such documents (such documents, collectively, the "Offer Documents") as well as the Registration Statements in compliance with all applicable Securities Laws.  Prior to the printing, filing or mailing of the Offer Documents and the Registration Statements, the Offeror shall provide the Company with drafts of such documents, on a confidential basis, and provide the Company with a reasonable opportunity (to the extent possible with respect to supplements and amendments) to review and provide comments thereon, recognizing that, subject to compliance with Sections 1.1(a) and (b), whether or not such comments are reflected in such documents will be determined by the Offeror, acting reasonably.  The Company shall provide to the Offeror all information pertaining to the Company and its Subsidiaries that is reasonably requested by the Offeror and is necessary or desirable for the preparation of the Circular and the Registration Statements, including, if required under the 1933 Act, a reconciliation of the Company’s financial statements to U.S. GAAP and a consent of the Company’s independent auditors to the inclusion or incorporation by reference of the report of such auditor into the Registration Statements.  The Offeror shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) no later than a date which is sixty (60) days after the Expiry Time (subject to the satisfaction or, where permitted, waiver of the conditions set forth herein), a Registration Statement registering the issuance, offer and sale of any Pan American Shares issued, from time to time, upon exercise of the Pan American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Options.  The Offeror shall use its commercially reasonable best efforts to cause such Registration Statement to be declared effective under the 1933 Act no later than the date that is one hundred and twenty (120) days after the Expiry Time (subject to the satisfaction or, where permitted, waiver of the conditions set forth herein), and to keep such Registration Statement continuously effective under the 1933 Act until the expiration of the Pan American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Option or the earlier exercise of all such Pan American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Option.

American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Option or the earlier exercise of all such Pan American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Option.

(h)
The obligation of the Offeror to make the Offers is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any and all of which may be waived by the Offeror in whole or in part in its sole discretion (other than the condition in paragraph (vii) below, which may be waived only with the prior written consent of the Company) without prejudice to any other rights the Offeror may have under this Agreement, which conditions shall be deemed to have been satisfied or waived upon the Offers being made:

(i)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 6.1;

(ii)
no circumstance, fact, change, event or occurrence (other than any circumstance, fact, change, event or occurrence resulting from any act or failure to act by the Offeror) shall have occurred since the date of this Agreement that would render it impossible for one or more of the conditions set out in Schedule "B" to be satisfied;

(iii)
the Board of Directors shall have received the advice of its financial advisors and the Board of Directors shall have unanimously resolved to recommend that Shareholders accept the Share Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror;

(iv)
the Board of Directors shall not have resolved to recommend that holders of (a) February 2008 Aquiline Warrants, (b) May 2008 Aquiline Warrants, (c) October 2008 Aquiline Warrants, (d) November 2008 Aquiline Warrants and (e) the Aquiline Debenture reject the February 2008 Warrant Offer, May 2008 Warrant Offer, October 2008 Warrant Offer, November 2008 Warrant Offer or Debenture Offer, as applicable and shall not have changed, modified or qualified such recommendation in a manner adverse to the Offeror, it being understood and agreed that if the Board of Directors is unable to make or is not making a recommendation in respect of such Offers shall not be adverse to the Offeror;

(v)	the representations and warranties of the Company:

(A)	that are qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all respects at the time of the making of the Offers; and

(B)	that are not qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all material respects at the time of the making of the Offers;

(vi)	the Company's financial advisor shall have delivered a written form of the opinion described in Section 1.2(b);

(vii)
no cease or stop trade order, injunction or other prohibition at law shall exist against the Offeror making the Offers or taking up or paying for the Aquiline Securities deposited under the Offers or against the Offeror issuing and delivering the Pan American Shares, the Pan American Replacement Warrants and the Pan American Replacement Debenture as consideration for the Aquiline Shares, Aquiline Warrants and Aquiline Debenture, respectively, deposited under the Offers;

(viii)	following the date hereof, there shall not have occurred any Material Adverse Effect in respect of the Company;

(ix)
to the extent that any covenants set forth herein are required to be performed or complied with by the Company prior to the date of the Offers, the Company shall have complied in all material respects with such covenants;

(x)
the Offeror shall have received from all applicable Government Authorities all waivers, rulings, consents, approvals or orders, if any, required to permit the making of the Offers and the mailing of the Offer Documents to Securityholders;

(xi)
no later than one (1) day prior to the Latest Mailing Date, the Company shall have delivered to the depositary under the Offers, at its offices in Toronto, Ontario, for mailing with the Offer Documents a sufficient quantity of commercial copies of the Directors' Circular prepared in accordance with the terms of this Agreement;

(xii)
Lock-Up Agreements shall have been duly executed and delivered by the Locked-Up Shareholders, who shall hold an aggregate of not less than   6,518,877  Aquiline Shares and such Lock-Up Agreements shall not have been breached in any material respect by any Locked-Up Shareholder or terminated as a result of any default by the Locked-Up Shareholders; \

(xiii)
the Company shall have caused its Argentine legal counsel, Cárdenas, Di Ció, Romero, Tarsitano & Lucero Abogados, to deliver to the Offeror by not later than October 23, 2009 a title opinion in respect of the Company's Navidad project, such opinion to be in the same form as the title opinion of Cárdenas, Di Ció, Romero, Tarsitano & Lucero Abogados dated October 13, 2009 and delivered to Pan American on such date (the "October 13 Opinion"), amended to reflect the qualifications set out in Schedule D – Section (q)(v) of the Company Disclosure Letter, to remove all references to "as of October 5, 2009"in Sections 2(a) and (c) of the October 13 Opinion, and to remove the final sentences in Section 2(a) and (c) of the October 13 Opinion and to be dated one business day before the actual date of delivery.

(i)
Each beneficial owner of Aquiline Shares who is a Canadian Resident shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act or, if the beneficial owner is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to the transfer of its Aquiline Shares to Pan American. In order to make an election, the beneficial owner of Aquiline Shares must provide the necessary information on or before ninety (90) days after the Expiry Time in accordance with the procedures set out in a tax instruction letter to be sent to beneficial owners that indicate an interest in making and filing an election by checking the appropriate box on the letter of transmittal forming part of the Offer Documents. The information will include the number of Aquiline Shares transferred, the consideration received and the applicable elected amount for purposes of such election. Pan American will make an election under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with a Canadian Resident, and at the amount selected by the Canadian Resident subject to the limitations in the Tax Act (and any applicable provincial legislation). Pan American will not be responsible for the proper completion or filing of any election form and the Canadian Resident will be solely responsible for the payment of any late filing penalty. Pan American agrees only to execute any election form containing information provided by the Canadian Resident which complies with the provisions of the Tax Act (and any corresponding provincial legislation). With the exception of execution of the election by Pan American, compliance with the requirements for a valid election will be the sole responsibility of the Canadian Resident making the election. Accordingly, Pan American will not be responsible for any Taxes, interest, penalties, damages or expenses resulting from the failure by a beneficial owner of Aquiline Shares to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, Pan American may choose to sign and return an election form received by Pan American more than ninety (90) days following the Expiry Time, but Pan American will have no obligation to do so. References in this Section to the Tax Act are to the Tax Act as of the date hereof and any modifications thereof which are consistent with the general principle thereof.

(j)

(i)
The Pan American Shares to be issued pursuant to the Share Offer will be at the time of issue listed for trading on the TSX and Nasdaq and free of any statutory hold or restricted period or any restrictions on transfer or restrictive legend under applicable Securities Laws.

(ii)
The Pan American Consideration Warrants to be issued pursuant to the Share Offer will be at the time of issue free of any statutory hold or restricted period or any restrictions on transfer or restrictive legend under applicable Securities Laws, except for legends providing notice that the Pan American Consideration Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act.

(iii)
The Pan American Shares to be issued on the exercise or conversion of the Pan American Consideration Warrants, the Pan American Replacement Warrants, the Pan American Replacement Option and the Pan American Replacement Debenture (the “Underlying Pan American Shares”) to be issued pursuant to the Share Offer will be at the time of issue free of any statutory hold or restricted period or any restrictions on transfer or restrictive legend under applicable Securities Laws and such Underlying Pan American Shares will at the time of issue of the Pan American Consideration Warrants, the Pan American Replacement Warrants, the Pan American Replacement Option and the Pan American Replacement Debenture be approved for listing for trading on the TSX and Nasdaq.

1.2	Company Approval

(a)
The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that on the date hereof its Board of Directors, upon the recommendation of a special committee of independent members of the Board of Directors and upon consultation with its financial and legal advisors, has determined unanimously:

(i)	that the Share Offer is fair to the Shareholders and is in the best interests of the Company;

(ii)	that, subject to the terms and conditions of this Agreement, the Board of Directors will recommend that Shareholders accept the Share Offer;

(iii)	that it is in the best interests of the Company that it enter into this Agreement; and

(iv)	to approve the Company entering into this Agreement.

(b)
The Company represents that its Board of Directors has received an opinion from BMO and Cormark, financial advisors to the Company, that as at the date of such opinion the consideration offered pursuant to the Share Offer is fair, from a financial point of view, to the Shareholders other than the Offeror and its affiliates (the "Fairness Opinions").

(c)
The Company represents that, except as disclosed in the Company Disclosure Letter, all of its directors and officers have advised it that as at the date hereof they intend to deposit, or have agreed with the Offeror to deposit, their Aquiline Shares and Aquiline Warrants to the Offers, and all of their Aquiline Shares issuable upon the exercise of the Aquiline Warrants, which intention will be disclosed in the Directors' Circular.

(d)
Except as explicitly contemplated in this Agreement, including Section 3.3, the Company covenants and agrees not to, and shall cause each of the Company’s and its Subsidiaries’ officers, directors, investment bankers, legal advisors or other advisors, consultants, representatives or agents not to, directly or indirectly:

(i)	(A)	make any public announcement;

(B)	deliver any document;

(C)	provide or furnish any non public information; or

(D)	engage in any discussions with persons (other than directors of the Company) that would reasonably be expected to encourage an Acquisition Proposal;

in each case which would reasonably be expected to materially impede or prevent the consummation of the Offers; or

(ii)	with respect to officers and directors

(A)	fail to support any of the determinations described in Section 1.2(a);

(B)	publicly disapprove of, or publicly oppose this Agreement, the Offers or any transaction contemplated hereby; or

(C)	recommend that Securityholders not accept the Offers.

1.3	Company Co-operation

(a)
As soon as practicable following the execution and delivery of this Agreement and in any event within three (3) business days following the execution and delivery of this Agreement, the Company shall (i) cause its registrar and transfer agent to provide the Offeror with a list of the registered holders of Aquiline Shares, together with their addresses and respective holdings of Aquiline Shares and such other information as the Offeror may reasonably request in connection with communicating the Share Offer to registered and beneficial owners of Aquiline Shares including lists of participants in book-based nominee registrants such as CDS & Co. and CEDE & Co., non-objecting beneficial owner lists and supplemental lists, if any, in each case in electronic form, and (ii) provide the Offeror with a list of the registered holders of Aquiline Warrants, Aquiline

Options, and the Aquiline Debenture, together with their addresses and respective holdings of applicable Aquiline Securities.

(b)
The Company shall prepare, approve in final form and make available for distribution contemporaneously and together with the mailing of the Offer Documents, in the English language and, if necessary under Securities Laws, the French language, sufficient commercial copies of the Directors' Circular, prepared in all material respects in accordance with all Securities Laws.  The Directors' Circular shall reflect the determinations and recommendations referred to in Section 1.2(a) and shall include the Fairness Opinions and the Company shall take all other commercially reasonable action to support the Offers on the terms of this Agreement.  The Company agrees to provide the Offeror and its counsel with a draft copy of any Directors' Circular prepared by the Company, from time to time, prior to the filing or mailing thereof, on a confidential basis, and to provide the Offeror with a reasonable opportunity to review and provide comments thereon, recognizing that whether or not such comments are reflected in the Directors' Circular will be determined by the Company acting reasonably.  The Company shall file the Directors' Circular and any other documents required by Securities Laws in connection with the Directors' Circular with all applicable Government Authorities within the times and in the manner required by Securities Laws.

(c)
Subject to any obligations of confidentiality to which the Company is subject, the Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists of holders of Aquiline Securities and lists of securities positions, non-objecting beneficial owners, and other assistance as the Offeror may reasonably request in order for the Offeror to be able to communicate the Offers to the Securityholders and to such other persons as are entitled to receive the Offers under the Securities Laws and the OBCA.

1.4	Post Offer Covenants

(a)
Promptly upon the purchase by the Offeror pursuant to the Share Offer of such number of Aquiline Shares which, together with the Aquiline Shares held by or on behalf of the Offeror and its affiliates, satisfies the Minimum Tender Condition (the "Change of Control Time"), and from time to time thereafter, and subject in each case to (i) applicable Law, (ii) providing a release in favour of each resigning member of the Board of Directors (subject to such resigning members of the Board of Directors providing a release in their capacity as director only in favour of the Company, which release shall for greater certainty not include any release with respect to rights of such director under this Agreement or the benefits to be received by such director pursuant to this Agreement, rights of indemnification, payment of expenses and payment of accrued and unpaid directors fees) and (iii) confirmation that the insurance contemplated in Section 1.6 is in place, and all other covenants therein have been complied with, the (A) Offeror shall be entitled to and shall designate such number of directors of the Company (rounded up to the next whole number of directors), as is proportionate (determined after giving effect to the directors to be appointed or elected under this section) to the percentage of the outstanding Aquiline Shares owned by the Offeror and its affiliates and (B) the Company shall, upon request by the Offeror, promptly increase the number of directors that constitute the Board of Directors or use its commercially reasonable efforts to secure the resignations of such number of directors of the Company as is necessary to enable the Offeror's designees to represent the proportion of members of the Board of Directors determined in accordance with this Section 1.4(a) and shall exercise its commercially reasonable efforts to cause the Offeror's designees to be so elected or appointed.

(b)
The Offeror shall, if legally possible to do so under, and subject to compliance with all Securities Laws and the OBCA, upon Aquiline Shares being taken up and paid for under the Share Offer, utilize the compulsory acquisition provisions of Part XV of the OBCA in respect of the Aquiline Shares not tendered under the Share Offer.  If the Offeror is unable to use such compulsory acquisition provisions or if, upon Aquiline Shares being taken up and paid for under the Offers, there are Aquiline Warrants or Aquiline Debentures not tendered under the Offers, the Offeror shall use all commercially reasonable efforts to acquire as soon as practicable after completion of the Offers all Aquiline Securities not acquired in the Offers by way of a statutory arrangement, amalgamation, merger or other transaction or combination (such transaction or compulsory acquisition hereinafter referred to as a "Second-Step Transaction") of the Company with the Offeror or an affiliate of the Offeror, subject to compliance with all Securities Laws and the OBCA.  The Offeror agrees that if any Second-Step Transaction is effected it will provide that the holders of any Aquiline Shares, Aquiline Warrants and the Aquiline Debenture, other than those held by the Offeror or any of its affiliates, shall be offered consideration per Aquiline Share, Aquiline Warrant or Aquiline Debenture, respectively, at least equal to the amount paid per Aquiline Share, Aquiline Warrant or Aquiline Debenture under the Offers and, in the case of Aquiline Warrants and Aquiline Debentures, on the same terms and conditions.  Nothing herein shall be construed to prevent the Offeror from acquiring, directly or indirectly, additional Aquiline Securities in the open market, in privately negotiated transactions, in another take-over bid, tender offer or exchange offer, or otherwise in accordance with the Securities Laws and the OBCA, following the successful completion of the Offers.  For greater certainty, in any Second-Step Transaction, each Pan American Share, Pan American Replacement Warrant and Pan American Replacement Debenture shall be deemed to be at least equivalent in value to each Pan American Share, Pan American Replacement Warrant and Pan American Replacement Debenture offered as part of the Offers.

(c)
The Offeror acknowledges and agrees that the Company and each Subsidiary will, and after the Effective Time the Offeror will cause the Company and each Subsidiary and each of their respective successors to, honour and comply with the terms of all existing employment, consulting, benefit and severance agreements (including any change of control and retention plans or policies) to which the Company is subject or by which it is bound as set out in the Company Disclosure Letter (the "Employment Arrangements"), as the same may be amended or modified prior to the Effective Time as permitted hereunder.

1.5	Outstanding October 2008 Aquiline Warrants, November 2008 Aquiline Warrants and Outstanding Stock Aquiline Options

(a)
The Company covenants and agrees to use its commercially reasonable efforts to facilitate all persons holding October 2008 Aquiline Warrants and November 2008 Aquiline Warrants to exercise all of their October 2008 Aquiline Warrants and November 2008 Aquiline Warrants and tender all Aquiline Shares issued in connection therewith under the Share Offer.

(b)
Subject to the receipt of all Government Authorizations the Board of Directors will make such amendments to the Stock Option Plan and take all such steps as may be necessary or desirable (including obtaining waivers and consents) to allow any person holding Aquiline Options pursuant to the Stock Option Plan, who may do so under Securities Laws, to exercise their Aquiline In-Money Options on an accelerated vesting basis solely for the purpose of tendering under the Share Offer all Aquiline Shares issued in connection with such exercise prior to the expiry of the Mandatory Extension, it being acknowledged and agreed that any such amendment shall provide that if a holder fails to exercise the Aquiline In-Money Options held by it prior to the expiry of the Mandatory Extension, such Aquiline In-Money Options shall expire and be of no further force and effect and the holder thereof shall have no further claim in respect thereof.

(c)
The Company will agree to use its commercially reasonable efforts to facilitate all persons holding Aquiline In-Money Options to exercise all of their Aquiline In-Money Options and tender all Aquiline Shares issued in connection therewith under the Share Offer within ten days of the initial Take-Up Date (or such longer period or periods of time Pan American may extend the Share Offer pursuant to Section 1.1(e)).

(d)
Subject to Section 1.5(b), the Company agrees to give notice promptly following the mailing of the Offer Documents to all persons holding Aquiline Options of: (A) the vesting of all unvested Aquiline Options; and (B) the termination of all non-exercised Aquiline In-Money Options within ten days of the initial Take-Up Date (or such longer period of time Pan American may extend the Share Offer pursuant to Section 1.1(e)), in each case conditional upon the Offeror taking up and paying for Aquiline Shares under the Share Offer.

(e)
Upon the Offeror being bound to take-up and pay for at least that number of Aquiline Shares as is required to satisfy the Minimum Tender Condition and having received all Government Authorizations as are required to be obtained under any applicable Laws, each Aquiline Out-Of-Money Option to purchase Aquiline Shares which is outstanding and has not been duly exercised prior to the Expiry Time, will be exchanged for a fully vested option (each, a “Pan American Replacement Option”) to purchase from Pan American the number of Pan American Shares (rounded to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Aquiline Shares subject to such Aquiline Out-Of-Money Option immediately prior to the Expiry Time. Such Pan American

Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Aquiline Share otherwise purchasable pursuant to such Aquiline Out-Of-Money Option; divided by (ii) the Exchange Ratio.  All other terms and conditions of the Pan American Replacement Options, including the term to expiry, conditions to and manner of exercising, will be the same as the Aquiline Out-Of-Money Option for which it was exchanged, and shall be governed by the terms of the Stock Option Plan, except for the provisions in the Stock Option Plan that related to the early termination of an Aquiline Out-Of Money Option as a result of the cessation of the optionee’s position as an director, officer or employee of the Company shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Pan American Replacement Option during the period ending on the expiry of the exercise period under the Stock Option Plan.

(f)
The Offeror will take all corporate action necessary to reserve for issuance a sufficient number of Pan American Shares for delivery upon the exercise of the Pan American Replacement Options that will be issued in accordance with this Section 1.5.

1.6	Indemnification

(a)
The Offeror covenants and agrees that from and after the Effective Time it shall ensure that and shall cause the Company and each Subsidiary to ensure that: (i) the by-laws of the Company and the constating documents of the Company or any successor to the Company; and (ii) the constating documents of the Subsidiaries of the Company or any successor to any such Subsidiaries, shall contain provisions with respect to indemnification now set forth in the by-laws of the Company and the constating documents of the Company and the Subsidiaries of the Company (or equivalent provisions), such that all rights to indemnification existing in favour of the present and former directors and officers of the Company or of any of the Subsidiaries of the Company and present and former directors and officers of the Company or of any of the Subsidiaries of the Company serving or who served at the request of the Company or any Subsidiaries of the Company as a director, officer, employee, agent or representative of another corporation, partnership joint venture, trust, employee benefit plan or other entity or enterprise in which the Company has a direct or indirect ownership interest or beneficial interest (each such present or former director or officer of the Company or of any Subsidiaries of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided in the by-laws of the Company or constating documents of any of the Company or its Subsidiaries, or equivalent rights, shall survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time.

(b)
From and after the Effective Time, without the consent of the Indemnified Party, neither Offeror nor the Company nor any Subsidiary shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation (i) unless such settlement, compromise or consent includes an unconditional release of the applicable Indemnified Party (which release shall be in form and substance reasonably satisfactory to such Indemnified Party) from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents or (ii) that includes an admission of fault of such Indemnified Party.

(c)
The Company and Offeror agree that all rights to indemnification and exculpation from liabilities and rights to advancement of expenses relating thereto existing in favour of the Indemnified Parties as provided in the articles of incorporation or by-laws or constating documents of the Company or any Subsidiary or by contracts or agreements between the Indemnified Parties and the Company or its Subsidiaries and identified in the Company Disclosure Letter shall survive the Effective Time and shall continue in full force and effect and without modification, and the Offeror shall cause the Company, and any successor to the Company, and its Subsidiaries (including any successors thereto), to honour such rights of indemnification, exculpation and rights to advancement of expenses with respect to acts or omissions of the Indemnified Parties occurring prior to the Effective Time.

(d)
Without limiting the right of the Company to do so prior to the Effective Time, the Offeror shall cause the Company to secure officers' and directors' liability insurance from a reputable and financially sound insurance carrier containing terms and conditions no less advantageous to the Indemnified Parties than those contained in the Company's policy in effect on the date hereof covering the Indemnified Parties on a six year "trailing" or "run-off" basis with respect to any claim related to any period of time at or prior to Effective Time and the Offeror shall, or cause the Company and any successor to the Company (including any surviving corporation) to, continue in effect such director and officer liability insurance for the benefit of the Indemnified Parties.  If for any reason such trailing policy is not available, then the Offeror agrees that for the entire period from the Effective Time until six years after the Effective Time, the Offeror will cause each of the Company and its Subsidiaries or any successor thereof to maintain the current directors’ and officers’ liability insurance policy of each of the Company and its Subsidiaries or equivalent insurance, in either case from a reputable and financially sound insurance carrier and containing terms and conditions no less advantageous to the directors and officers of each of the Company and its Subsidiaries (with respect to their acting as directors or officers thereof) than those contained in the policy in effect on the date hereof, for all current and former directors and officers of each of the Company and its Subsidiaries covering claims made prior to or within six (6) years after the Effective Time.  Further, the Offeror agrees that, after the expiration of that six-year period, if there is no material cost in doing so, the Offeror shall use reasonable commercial efforts to cause such directors and officers to be covered under the Offeror’s then existing directors’ and officers’ liability insurance policy.

(e)
If the Company or any Subsidiary or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and such Company or Subsidiary shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of their respective  properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or any Subsidiary, as applicable, shall assume all of the obligations set forth in this Section 1.6.

If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 1.6 that is denied by the Company or any Subsidiary  or the Offeror, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification, then the Company or the Subsidiary, as applicable, or Offeror shall pay such Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company, a Subsidiary and/or Offeror.

(f)	The provisions of this Section 1.6 are:

(i)	intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives; and

(ii)
are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Law, contract, with the articles, by-laws, or other constating documents of the Company or any Subsidiary as applicable or otherwise, and such rights shall be held by the Company, and any successor to the Company, in trust for such persons, provided however that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this Section 1.6 prior to the Effective Time.  Furthermore, this Section 1.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Time.

1.7	Pre-Acquisition Reorganization

Upon request by the Offeror, the Company shall: (i) use its commercially reasonable efforts to effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a "Pre-Acquisition Reorganization"); and (ii) co-operate with the Offeror and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which it might most effectively be undertaken; provided that (A) neither any such Pre-Acquisition Reorganization nor such co-operation shall unreasonably interfere with the business, affairs or prospects of the Company and its Subsidiaries or result in any breach by the Company or any of its Subsidiaries of any contract of the Company or any of its Subsidiaries or any applicable Law; (B) neither any such Pre-Acquisition Reorganization nor such co-operation shall be prejudicial to the Company or the Securityholders in any material respect (including with respect to Tax consequences and political consequences or would otherwise impair the Company's prospects should the Offers not be completed); (C) neither any such Pre-Acquisition Reorganization nor such co-operation shall result in any breach by the Company or any of its Subsidiaries of any of its or their constating documents; (D) the Offeror shall pay the implementation costs and any direct or indirect costs and liabilities thereof, including employment costs, Taxes and liabilities, that may be incurred in connection with such implementation and/or to unwind any such transaction if the Offers are not completed, including in each case actual out-of-pocket costs and expenses for filing fees and external counsel, advisors and auditors which may be incurred; (E) neither any such Pre-Acquisition Reorganization nor such co-operation shall require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer or employee; (F) neither any such Pre-Acquisition Reorganization nor such co-operation delay or prevent consummation of any of the Offers or any Second-Stage Transaction herein; and (G) no such actions shall be considered to constitute a breach by the Company of its representations, warranties or covenants under this Agreement or any breach by any Locked-Up Shareholders under any Lock-Up Agreement.  The completion of any such Pre-Acquisition Reorganizations shall be subject to the satisfaction or waiver by Purchaser of the conditions to the Offer set forth herein.  The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time.  Subject to the foregoing, upon receipt of such notice, the Offeror and the Company shall co-operate and use their respective commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary or advisable and do all such other acts and things as are necessary or advisable to give effect to such Pre-Acquisition Reorganizations.  The Company shall use its commercially reasonable efforts to effect any such Pre-Acquisition Reorganization immediately prior to any take-up by the Offeror of Aquiline Securities deposited under the Offers.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Offeror

The Offeror hereby represents and warrants to the Company as to those matters set forth in Schedule "C" hereto and acknowledges that the Company is relying upon those representations and warranties in entering into this Agreement.

2.2	Representations and Warranties of the Company

The Company hereby represents and warrants to the Offeror as to those matters set forth in Schedule “D”  hereto and acknowledges that the Offeror is relying upon those representations and warranties in entering into this Agreement.

2.3	Investigation

Neither Party shall have any right to claim a breach of this Agreement by the other Party, exercise a right of termination, take any legal proceedings or make any other claim, in each case in respect of any inaccuracy or breach of any representation or warranty made by the other Party to the extent that the non-breaching Party had knowledge, as at the date of this Agreement, that any representation and warranty was inaccurate as at the date of this Agreement, it being acknowledged and agreed that the Offeror shall be deemed to have knowledge of those matters disclosed in the Company Disclosure Letter on or prior to the time of execution of this Agreement.

2.4	Knowledge

(a)
Any reference in this Agreement to the "knowledge" of the Company shall mean to the best of the actual knowledge, (and not any constructive, implied or imputed knowledge) information and belief of any of Marc C. Henderson, Martin J. Walter, Dennis G. Gibson, Flora Wood, Damian Spring and John J. Chulick after reasonable inquiry; provided that in each case reasonable inquiry shall not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of the Company and its Subsidiaries).

(b)
Any reference in this Agreement to the "knowledge" of the Offeror shall mean to the best of the actual knowledge, (and not any constructive, implied or imputed knowledge) information and belief of any of Geoffrey Burns, Steven Busby, Andres Dasso, Robert Doyle, Robert Pirooz and Delaney Fisher after reasonable inquiry; provided that in each case reasonable inquiry shall not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of the Offeror and its Subsidiaries).

2.5	Disclosure Letters

Any information required to be disclosed in writing to the Offeror under this Agreement on or prior to the date hereof shall be provided or identified in the Company Disclosure Letter.

2.6	Survival of Representations and Warranties

Except as otherwise provided in Section 6.2, the representations and warranties of the Company and the Offeror contained in this Agreement shall not survive the termination of this Agreement nor shall they survive the completion of the Second-Step Transaction, and shall expire and be terminated and extinguished upon the earlier of the termination of this Agreement and the consummation of the Second-Step Transaction.

ARTICLE 3
CONDUCT OF BUSINESS

3.1	Negative Covenants

The Company covenants and agrees that, from and after the date hereof and prior to the earlier of: (i) the time (the "Effective Time") of the appointment or election to the Board of Directors of the persons designated by the Offeror who represent at least a majority of the Board of Directors; and (ii) the time this Agreement is terminated, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement (including pursuant to Section 3.2 and Section 3.3) or as provided in the Company Disclosure Letter and subject to applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, except as required by Law or except on account of the fees and expenses of advisors to the Company and except in the ordinary course of business consistent with past practice:

(a)	alter the articles of continuance or by-laws of the Company, the constating documents of its Subsidiaries or the terms and conditions of any of its or their outstanding securities;

(b)
split, consolidate, reduce, reclassify or otherwise reorganize its share capital in any way or repurchase, redeem or otherwise acquire any of its Aquiline Shares or any securities of its Subsidiaries (other than pursuant to the termination of Aquiline Options currently outstanding and which are described in the Company Disclosure Letter in accordance with the terms and conditions of the Stock Option Plan);

(c)	reduce the stated capital of the Aquiline Shares or the securities of any Subsidiary;

(d)
issue, allot, or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for, any Aquiline Shares or any securities of its Subsidiaries, including any Aquiline Option or the right to acquire Aquiline Shares or securities of its Subsidiaries except upon the due exercise, conversion or exchange of outstanding Aquiline Warrants, Aquiline Debentures or Aquiline Options as identified in paragraph (b) of Schedule "D";

(e)
make any capital expenditure or purchase or otherwise acquire or sell, transfer, lease, option, exchange or otherwise dispose of any interest in or right to (i) any Material Property or (ii) any asset or property having a value in excess of $500,000 for any single expenditure, asset or property or $1,000,000 in the aggregate;

(f)
enter into, modify, amend or terminate any agreement, arrangement or understanding under which the Company or any of its Subsidiaries (or any of their assets) is bound or affected, including any Material Contract or Government Authorization;

(g)	abandon or fail to diligently pursue on a commercially reasonable basis any existing application for any Government Authorization;

(h)
incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for the liabilities, indemnities or obligations of any other person, or make any loans or advances;

(i)	pay, discharge, settle or satisfy any claims, liabilities or obligations, except claims, liabilities or obligations reflected or reserved against in the Company's financial statements;

(j)	release or relinquish any contractual rights, except in the ordinary course of business consistent with past practice;

(k)	enter into any interest rate or currency swaps, hedges or other similar financial derivative instruments;

(l)	mortgage, pledge, lease, encumber or charge any Material Property;

(m)	reorganize, amalgamate or merge the Company or any Subsidiary with any other person or resolve that the Company or any Subsidiary be wound up;

(n)
without limiting the covenant in Section 3.1(e), acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization or division or securities thereof or agree to acquire any material assets thereof except as provided in any agreement or commitment of the Company or any of its Subsidiaries in existence on the date hereof;

(o)
approve or adopt a plan of liquidation or dissolution of the Company or its Subsidiaries or appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for the Company or its Subsidiaries or in respect of the assets of the Company or its Subsidiaries;

(p)	permit the making of an order by a court for the winding-up or dissolution of the Company or its Subsidiaries;

(q)
declare, set aside or pay any dividends or other distribution (whether in cash, securities, property or any combination thereof) with respect to its Aquiline Shares, including for the purpose of effecting a share subdivision;

(r)
establish, adopt, enter into, make or amend any employment, collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, other stock-based compensation, pension, retirement, deferred compensation, termination, severance, change of control, insurance or other agreement, plan, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or its Subsidiaries or make any award or payment (whether by way of bonus, salary increase, stock option, security issuance, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of the Company or its Subsidiaries other than pursuant to the Employment Arrangements or pursuant to Section 1.5 or Section 1.6 and, notwithstanding the foregoing, neither the Company nor its Subsidiaries shall make or amend, or become obligated to make or amend, any discretionary payment to or for the benefit of any director (other than payments approved by the Board of Directors to members of the special committee formed to consider the Offers and disclosed in the Company Disclosure Letter), officer or employee of the Company or its Subsidiaries without the prior written consent of the Offeror; provided, however, that the Company and its Subsidiaries shall not be restricted from making those payments described in Sections 1.4(c);

(s)
implement any change in the present business, affairs, capitalization, dividend policy or financial condition of the Company and its Subsidiaries, taken as a whole, or implement any other change that would have a Material Adverse Effect with respect to the Company;

(t)
enter into any agreement, whether or not in the ordinary course of business (excluding any confidentiality agreement contemplated in Section 3.3(d)): (i) with a term of longer than sixty (60) days; (ii) pursuant to which the Company or its Subsidiaries are or may become obligated to make payments or incur liabilities, in the aggregate over the term of such agreement, in excess of $500,000; or (iii) that relates to long-term commodity sales or supply (including forward sales, swaps or hedges), commodity off-take, commodity royalties or similar agreements concerning the physical delivery or settlement of commodities;

(u)
commence, settle, abandon or assign any rights to or any interest in any claim, litigation, action, suit, cause of action or other proceeding by or before any domestic or foreign arbitrator or Government Authority;

(v)	engage in any transaction with any related parties that results in adverse tax consequences to the Company or its Subsidiaries;

(w)	enter into any transaction or perform any act that would render, or would reasonably be expected to render any of the Company's representations and warranties set forth in this Agreement:

(i)	that are qualified by reference to a Material Adverse Effect or materiality, untrue or inaccurate in any respect; or

(ii)	that are not qualified by reference to a Material Adverse Effect or materiality, untrue or inaccurate in any material respect;

(x)
enter into, or resolve to enter into, any agreement: (i) which has the effect of creating a joint venture or similar relationship between the Company or any of its Subsidiaries and another person; or (ii) pursuant to which the Company or any of its Subsidiaries would acquire an equity or voting interest in another person or an earn-in or other right to acquire an equity or voting interest in another person, except that the Company may make investments in short-term government instruments consistent with past practice;

(y)	adopt, or resolve to adopt, any shareholder rights plan or similar arrangement; nor

(z)	the Company and each of its Subsidiaries shall:

(i)	not make or rescind any material express or deemed election relating to Taxes;

(ii)	not make a request for a Tax ruling or enter into any agreement with any Government Authority or consent to any extension or waiver of any limitation period with respect to Taxes; and

(iii)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(aa)
the Company shall not initiate any material discussions, negotiations or filings with any Government Authority regarding any matter (including with respect to the Offer or the transactions contemplated hereby or regarding the status of its Concessions, Lands, other real property interests, assets, mineral or proprietary rights or interests without the prior consent of Offeror, and further agrees to provide the Offeror with prompt notice of any material communication (whether oral or written) from a Government Authority, including a copy of any written communication;

(bb)	enter into a definitive Silverstone Agreement; and

(cc)
authorize, announce publicly an intention to, enter into any formal or informal agreement relating to, or otherwise make any commitment to do any of the things prohibited by any of the foregoing subsections.

For greater certainty, nothing in this Section 3.1 shall give the Offeror, directly or indirectly, any right to control or direct the obligations of the Company or any of its Subsidiaries.

3.2	Positive Covenants

The Company covenants and agrees with the Offeror that, except as expressly contemplated or permitted by this Agreement or to the extent the Offeror has otherwise consented in writing, from and after the date hereof and prior to the earlier of the Effective Time and the time this Agreement is terminated, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or as disclosed in the Company Disclosure Letter and subject to applicable Law, the Company shall, and shall cause its Subsidiaries, where applicable, to:

(a)	carry on its business only in, and not take any action except in, the ordinary course of business consistent with past practice;

(b)
use its and their commercially reasonable efforts to preserve intact its present business organization and goodwill, to keep available the services of their respective officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships and inform the Offeror orally and in writing if any officer or director submits a resignation;

(c)
confer on a regular basis with the Offeror with respect to operational matters and other matters identified in this Section 3.2 and promptly advise the Offeror, orally and in writing of: (i) any material change (within the meaning of the Securities Act (Ontario)) in relation to the Company or any of its Subsidiaries; (ii) any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (iii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be reasonably likely to: (x) cause any of the representations or warranties of the Company contained herein to be untrue or inaccurate; or (y) result in the failure of the Company to comply with or satisfy any covenant or condition to be complied with or satisfied pursuant to this Agreement prior to the Effective Time;

(d)
use its commercially reasonable efforts to maintain its current insurance (or re-insurance) policies and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)
use its and their commercially reasonable efforts to maintain and preserve intact its Concessions, Lands, other real property interests, assets, mineral or proprietary rights or interests and Government Authorizations and maintain its current community relations policy;

(f)
use its commercially reasonable efforts to preserve and maintain, and promptly comply with all terms and conditions of its agreements, arrangements and understanding with third parties in existence at the date hereof, including any Material Contract;

(g)	use its commercially reasonable efforts to promptly comply with the requirements of all applicable Laws and Government Authorizations;

(h)
timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, except for any Taxes contested in good faith pursuant to applicable Laws;

(i)	duly and timely file all Tax returns required to be filed by it and all such Tax returns shall be true, complete and correct in all material respects; and

(j)
furnish the Offeror with a copy of all information and reports (including financial statements, officer's certificates, operating statements, reports of operations and operating plans) prepared by the Company and provided to directors and management of the Company after the date hereof.

For greater certainty, nothing in this Section 3.2 shall give the Offeror, directly or indirectly, any right to control or direct the obligations of the Company or any of its Subsidiaries.

3.3	Non-Solicitation

(a)
On and after the date hereof, except as expressly contemplated by this Agreement, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any officer, director, employee, investment banker, legal advisor or agent (collectively “Representatives”) of the Company or its Subsidiaries:

(i)
solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of the Company or any of its Subsidiaries, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals, offers or public announcements by any third party (other than the Offeror and its affiliates) regarding any:

(A)
merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, dividend, distribution, re-purchase of securities, liquidation, dissolution or winding-up directly or indirectly involving the Company or any of its Subsidiaries which would result in the acquisition by a person (other than the Offeror and its affiliates) of beneficial ownership of all or a material portion of the Aquiline Shares or all or a material portion of the assets of the Company and its Subsidiaries on a consolidated basis;

(B)
alliance, joint venture, earn-in right or sale involving all or a material portion of the assets of the Company or its Subsidiaries on a consolidated basis (or any lease, long term supply or off-take agreement or other transaction having the same economic effect as a sale of such assets);

(C)
allotment, issuance or sale of Aquiline Shares, or the creation, grant, issuance or sale of any option, warrant, conversion privilege, calls or other right, agreement, commitment or obligation of any kind convertible, exercisable or exchangeable for Aquiline Shares or other securities of the Company or its Subsidiaries from any person other than the Offeror, except in each case pursuant to commitments or agreements existing as of the date of this Agreement;

(D)
similar transactions involving the Company or its Subsidiaries with any person other than the Offeror or its Affiliates, the consummation of which would, if completed, materially impede or prevent the consummation of the Offers;

(E)	inquiry, proposal, offer or public announcement of an intention to do any of the foregoing,

(any of the foregoing inquiries, proposals, offers or public announcements in (A) to (E) being referred to herein as an "Acquisition Proposal");

(ii)
engage in any discussions which would reasonably be expected to encourage a person to make an Acquisition Proposal or negotiations concerning, or provide any non-public information with respect to, or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise assist, facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

(iii)	withdraw the Board of Directors' approval or recommendation of the Offers or change, modify or qualify such approval or recommendation in a manner adverse to the Offeror;

(iv)
approve or recommend any Acquisition Proposal or remain neutral with respect to any Acquisition Proposal which the Board of Directors has determined neither is nor may reasonably be expected to result in a Superior Proposal (for greater certainty, the Parties acknowledge and agree that publicly taking no position or a neutral position with respect to any Acquisition Proposal until fifteen (15) calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this Section 3.3(a)(iv)) or enter into any agreement related to any Acquisition Proposal; or

(v)	propose publicly to do any of the foregoing in (i) to (iv),

provided, however, that nothing contained in this Section 3.3(a) or any other provision of this Agreement shall (i) prevent the Company, including the Board of Directors, or any Representatives from engaging in discussions or negotiations with, or responding to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Board of Directors has determined is or may reasonably be expected to result in a Superior Proposal, or providing information pursuant to Section 3.3(d) to any person where the requirements of that Section are satisfied (and, for greater certainty, in each of the foregoing circumstances the Company, including the Board of Directors, and any Representatives shall be permitted to engage in any of the foregoing activities); or

(ii) preclude the Company or its officers or Board of Directors from responding: (A) subject only to Section 3.3(a)(iv), within the time and in the manner required by Securities Laws and the OBCA, to any take over bid or tender or exchange offer made for the Aquiline Shares or other securities of the Company; or (B) to any person making an unsolicited Acquisition Proposal made after the date hereof that such Acquisition Proposal does not constitute, and is not reasonably expected to result in, a Superior Proposal when the Company’s Board of Directors has so determined.

(b)
The Company shall immediately cease, cause its Representatives to cease and cause to be terminated any solicitations, discussions or negotiations conducted before the date of this Agreement with any persons (other than the Offeror or any Representative of the Offeror) with respect to any Acquisition Proposal or any potential Acquisition Proposal.  The Company shall immediately cease to provide any persons, other than the Offeror and its Representatives, with access to confidential information concerning the Company or its Subsidiaries with respect to any Acquisition Proposal or potential Acquisition Proposal, and discontinue access to any data or information rooms (virtual or otherwise) regarding the Company, its Subsidiaries or any of their respective properties or assets to anyone other than the Offeror and its Representatives. Within five business days from the date hereof, the Company shall request the return or destruction of all confidential information provided to any third parties who have obtained such information in relation to an Acquisition Proposal or a potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of any applicable confidentiality agreements.  Notwithstanding anything contained in this Agreement, the Company agrees not to waive, release any third party from, provide any consent in respect of or fail to enforce on a timely basis upon actual knowledge of a breach of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries and any person (other than the Offeror) are a party as a disclosing party (provided that the Offeror acknowledges that the automatic release of the standstill provisions of any such agreement as a result of the entering into or announcement of this Agreement or the Offers shall not be in violation of this Section 3.3(b)).

(c)	The Company shall notify the Offeror orally and in writing promptly (but in no event later than 24 hours) if:

(i)	any bona fide Acquisition Proposal is received by the Company or any of its Subsidiaries or any of their Representatives;

(ii)
a request for access for non-public information related to the Company or any of its Subsidiaries, any of their mineral properties or contractual or legal rights or for access to the properties, books or records of the Company or any Subsidiaries thereof or for a list of Securityholders by any person is made, that in each case could reasonably be considered to be in furtherance of  an Acquisition Proposal; or

(iii)	the Company or any of its Subsidiaries or Representatives is contacted by any person to engage or participate in any negotiations or discussions concerning any bona fide Acquisition Proposal.

Such notice will include the identity of the person making such Acquisition Proposal, other proposal, inquiry, request, or contact, the terms of any such Acquisition Proposal, proposal, inquiry, request, or contact, a copy of any written or electronic document received from such person which provides the materials terms of such Acquisition Proposal, other proposal, inquiry, request, or contact.  The Company shall keep the Offeror promptly informed of the status, including any change to the material terms, of any such Acquisition Proposal, other proposal, inquiry, request or contact and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(d)
In the event that the Board of Directors receives a request for non-public information from a party that has made or proposes to make a bona fide Acquisition Proposal to the Board of Directors that did not result from a breach of Section 3.3 by the Company and the Board of Directors in good faith determines that such Acquisition Proposal, if made, is or may reasonably be expected to result in a Superior Proposal and the Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to provide such party with access to such information would be inconsistent with their fiduciary duties, then, and only in such case, the Company may, subject to the execution of a confidentiality and standstill agreement which is no less favourable to the Company and no more favourable to the counterparty than the Confidentiality Agreement (provided that the standstill provision shall permit the making and consummation of a Superior Proposal and provided further that the requirement to execute a confidentiality and standstill agreement shall not be apply if the person making or proposing to make the Acquisition Proposal is already party to a confidentiality agreement with the Company), provide such party with access to any information regarding the Company and its Subsidiaries for a period of (i) ten (10) business days from the date access to any non-public information regarding the Company and its Subsidiaries is first granted by the Company to such party, provided that such party did not access the Data Room prior to the date of this Agreement or (ii) five (5) business days from the date access to any non-public information regarding the Company and its Subsidiaries is first granted by the Company to such party pursuant to the provisions hereof, if such party accessed the Data Room prior to the date of this Agreement.  The Company shall provide the Offeror immediately with a list of, and in the case of information that was not previously made available to the Offeror, copies of or access to any information that is being provided to such person.

(e)
The Company shall notify the Representatives of the Company and its Subsidiaries of the provisions of this Section 3.3, and the Company shall be responsible for any breach of this Section 3.3 by any of such Representatives.

3.4	Access to Information

(a)
From the date hereof until the earlier of the Expiry Time and the time this Agreement is terminated, and subject to the existing confidentiality agreement between the Company and the Offeror dated August 6, 2009, as supplemented by letter agreement dated August 6, 2009 (together the "Confidentiality Agreement"), upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford the Offeror and its Representatives during normal business hours access to information, confidential or otherwise, with respect to the Company and its Subsidiaries and their respective businesses, assets and properties, including books, contracts and records as well as reasonable access to management personnel and employees and reasonable access to the properties of the Company and its Subsidiaries, subject in each case to compliance with applicable Laws and to the Company receiving any consents or waivers with respect to the provision of confidential information or with respect to access required under any applicable agreements with third parties, subject to such access not interfering with the ordinary conduct of the business of the Company and its Subsidiaries.  The Offeror and its Representatives will not contact or engage in any discussion or correspondence related to the Company or its Subsidiaries with any Government Authority, any employees of the Company or its Subsidiaries, any supplier of the Company or its Subsidiaries, or any third party who is a party to any agreement, arrangement or understanding under which the Company or its Subsidiaries (or any of their assets) is bound or affected, without the prior written consent of the Company, which consent shall not be unreasonably delayed or withheld, and the Company shall (and shall cause its Subsidiaries to) furnish promptly to the Offeror all information concerning its business, assets, properties and personnel as the Offeror may reasonably request, subject to any obligation of confidentiality to which the Company or any of its Subsidiaries is subject, contractual or otherwise.

(b)
Without limiting the generality of the provisions of the Confidentiality Agreement and subject to Section 3.4(c), the Parties acknowledge and agree that all information provided under Section 2.5, Section 3.4(a) or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which shall remain in full force and effect, notwithstanding any other provision of this Agreement or any termination of this Agreement.  If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(c)
The Company hereby waives from the date of this Agreement until the earlier of (i) the Expiry Time and (ii) the date of termination of this Agreement the prohibitions in the Confidentiality Agreement which would prevent: (A) the transactions contemplated hereby; (B) market purchases by the Offeror or its affiliates of Aquiline Shares, so long as such purchases are not in excess, in aggregate, of 5% of the total outstanding Aquiline Shares, in accordance with Securities Laws; (C) discussions undertaken by the Offeror or its affiliates with any Government Authority in respect of the transactions contemplated hereby, which shall be, subject to the consent of the Company as provided in Section 3.4(a); (D) discussions by the Offeror or its affiliates, together with the Company, with third parties in respect of the possible disposition of assets of the Company or its Subsidiaries following or contemporaneous with the completion of any of the transactions contemplated hereby, subject to the consent of the Company as provided in Section 3.4(a); or (E) communications by the Offeror or its affiliates regarding the entering into of any support, lock-up or similar agreement with any Securityholders in respect of the transactions contemplated hereby.

ARTICLE 4
NON-COMPLETION PAYMENTS AND OTHER ARRANGEMENTS

4.1	Non-Completion Payment

If at any time after the execution of this Agreement and prior to the earlier of the Expiry Time or termination of this Agreement:

(a)	the Board of Directors:

(i)
withdraws, qualifies, changes or modifies in a manner adverse to the Offeror any of its recommendations or determinations referred to in Section 1.2 (unless as a result of Pan American having suffered a Pan American Material Adverse Change);

(ii)
recommends, approves, publicly proposes to recommend or approve an Acquisition Proposal, causes the Company to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by Section  3.3(d) or resolves to do any of the foregoing; or

(iii)	fails to reaffirm its recommendation of the Offers in accordance with Section 4.6;

and in any of the foregoing circumstances the Offeror terminates this Agreement pursuant to Section 6.1(g);

(b)	the Offeror terminates this Agreement pursuant to Section 6.1(d); or

(c)	the Company terminates this Agreement pursuant to Section 6.1(h); or

(d)
the Minimum Tender Condition in paragraph (a) of Schedule "B" has not been satisfied or waived at the Expiry Time (other than as a result of a failure by the Offeror to comply with its covenants and obligations under this Agreement or if a Pan American Material Adverse Change has occurred), the Offeror terminates this Agreement, an Acquisition Proposal has been publicly announced by any person prior to the Expiry Time and not withdrawn at least one (1) business day prior to the Expiry Time, and:

(i)	such Acquisition Proposal is consummated prior to the expiration of six (6) months following the termination of this Agreement; or

(ii)
the Board of Directors approves the entering into of a definitive agreement with respect to such Acquisition Proposal prior to the expiration of six (6) months following the termination of this Agreement;

(each of the above being a "Non-Completion Event"), the Company shall pay or shall cause to be paid to the Offeror (the "Non-Completion Payment") $18 million dollars in immediately available funds.  Any such payment will be paid: (x) in the case of a Non-Completion Event specified in Sections 4.1(a) or 4.1(b) on the second business day following the occurrence of such Non-Completion Event; (y) in the case of a Non-Completion Event specified in Section 4.1(c) prior to the termination of this Agreement by the Company; or (z) in the case of a Non-Completion Event specified in Section 4.1(d), on the consummation of the transaction referred to therein (provided that the Company shall deposit the amount of the Non-Completion Fee in an escrow account in favour of the Offeror with a Canadian law firm or trust company not less than three (3) business days prior to the consummation of the Acquisition Proposal referred to in Section 4.1(d) and an irrevocable direction that such amount shall be released (i) to the Offeror automatically on the business day following consummation of the Acquisition Proposal referred to in Section 4.1(d), or (ii) to the Company if for any reason the Acquisition Proposal referred to in Section 4.1(d) is not consummated).  The Company shall not be obligated to make more than one payment pursuant to this Section 4.1.

4.2	Financing of Non-Completion Payment

Nothing in this Agreement shall prevent the Company from:

(a)	engaging in discussions or negotiations with any person during the Right to Match Period with respect to potential transactions to raise the funds necessary to pay the Non-Completion Payment; or

(b)	entering into any agreement with respect to funding payment of the Non-Completion Payment,

provided that no binding agreement or arrangement of any nature shall be entered into by the Company in respect of a transaction to raise such funds (other than a binding agreement or arrangement contingent upon the events in (x) and (y) below) unless and until: (x) the Right to Match Period has expired; and (y) if the Offeror has proposed to amend the terms of the Offers in accordance with Section 4.5(c), the Board of Directors (after receiving advice from its financial advisor and outside legal counsel) shall have determined in good faith that the applicable Acquisition Proposal remains a Superior Proposal in accordance with Section 4.5(c).

4.3	Expense Reimbursement

If this Agreement is terminated by the Offeror pursuant to Section 6.1(c), the Company shall pay or cause to be paid to the Offeror all reasonable and documented out-of-pocket fees and expenses of the Offeror up to a maximum of $3 million, which were incurred in connection with the transactions which are the subject of this Agreement in immediately available funds by way of bank draft or wire transfer no later than the later of: (a) third business day following the termination of this Agreement and (b) the date that the Offeror provides documentation to evidence all out-of-pocket fees and expenses. The Offeror acknowledges that the only obligation of the Company to reimburse the Offeror for its expenses is pursuant to Section 4.3 and the Company shall not be required to reimburse the Offeror for its expenses except as otherwise provided in Section 4.3 and that Section 4.3 is the sole and exclusive remedy of the Offeror in respect of expenses.

4.4	Effect of Payments

Each Party acknowledges that all of the payment amounts set out in this Article 4 (excluding Section 4.3) are payments of liquidated damages which are genuine pre-estimates of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties.  For greater certainty, the parties agree that the Non-Completion Payment is the sole remedy of the Offeror with respect to the event or events giving rise to the termination of this Agreement; provided, however, that nothing contained in this Section 4.4, and no payment of any Non-Completion Payment or expense reimbursement shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement (except in circumstances where the Board of Directors is acting in accordance with its fiduciary duties), including the intentional or wilful making of a fraudulent misrepresentation in this Agreement.  Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

4.5	Right to Match Superior Proposal

(a)
If, before the Expiry Time or termination of the Offers, the Board of Directors determines that an Acquisition Proposal constitutes a Superior Proposal, the Company shall promptly notify the Offeror in writing thereof and provide to the Offeror a notice (the "Notice of Superior Proposal") containing: (i) a copy of the document evidencing such Superior Proposal; (ii) the identity of the person making the Superior Proposal and a copy of such confidentiality agreement and (iii) a written notice from the Board of Directors regarding the value in financial terms and the underlying material assumptions that the Board of Directors has, in consultation with the Company's financial advisor, determined should be ascribed to any non-cash consideration offered under such Superior Proposal).  The Company shall provide additional details of the material terms of the Superior Proposal as the Offeror may reasonably request.  The Company shall keep the Offeror promptly informed of the status, including of any change to the material terms of, the Superior Proposal and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(b)
Until the expiration of the Right to Match Period, the Board of Directors shall not take any action to withdraw, modify, qualify or change its recommendation with respect to the Offers as a result of the Superior Proposal or to approve or implement or enter into, or resolve to enter into, any agreement related to such Superior Proposal, other than a confidentiality and standstill agreement permitted by Section 3.3(d).

(c)
The Company acknowledges and agrees that during the period (the "Right to Match Period") ending on the 5th business day following the date of receipt of the Notice of Superior Proposal by the Offeror, the Offeror shall have the opportunity, but not the obligation, to propose written amendments to the terms of the Offers and this Agreement, and the Company shall co-operate with the Offeror with respect thereto, including negotiating in good faith with the Offeror with respect to the proposed written amendments until the expiry of the Right to Match Period.  The Board of Directors shall review any such written offer by the Offeror to amend the terms of the Offers and this Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offers and this Agreement, as amended by the proposed written amendments, would result in the Acquisition Proposal not being a Superior Proposal compared to Offers and this Agreement, as so amended.  If the Board of Directors so determines, the Company and the Offeror shall amend this Agreement to reflect such proposed written amendments and only to reflect such proposed written amendments and the Company shall not take any action to withdraw, modify, qualify or change its recommendation with respect to the Offers, as amended, or to approve or implement or enter into any agreement related to such Acquisition Proposal, other than a confidentiality and standstill agreement permitted by Section 3.3(d).  If the Offeror does not propose written amendments to the terms of the Offers and this Agreement or the Board of Directors does not make the determination referred to above, the Company shall be entitled to terminate this Agreement and enter into an agreement in respect of the Superior Proposal and/or withdraw, modify, qualify or change its recommendation concerning the Offers and recommend the Superior Proposal, as applicable, provided that it shall have prior thereto paid to the Offeror the Non-Completion Payment contemplated by Section 4.1 and further provided that the Company is not in breach in any material respect of any of its covenants or obligations under Section 3.3 and Section 1.2(d).

(d)	Each successive modification to the material terms of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 4.5.

4.6	Reconfirmation of Approval

The Board of Directors shall promptly reaffirm its recommendation of the Offers by press release after: (i) any determination by the Board of Directors that an Acquisition

Proposal which is publicly announced or publicly made is not and would not reasonably be expected to result in a Superior Proposal; or (ii) the Board of Directors determines that a proposed amendment to the terms of the Offers would result in a publicly announced Acquisition Proposal no longer being a Superior Proposal.

4.7	Additional Board Communications

Nothing in this Agreement shall prevent the Board of Directors or any director of the Company from responding through a directors’ circular, director's circular or otherwise as required or permitted by applicable Securities Laws to an Acquisition Proposal that is determined not to be a Superior Proposal or from withdrawing, modifying or changing a recommendation as a result of Pan American having suffered a Pan American Material Adverse Change. Further, nothing in this Agreement shall prevent the Board of Directors or any director from making any disclosure to the securityholders of the Company if the Board of Directors or any director, acting in good faith and upon the advice of legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors or such director.

ARTICLE 5
MUTUAL COVENANTS

5.1	Consultation

(a)
The Parties shall jointly issue a press release following the execution of this Agreement relating to the terms of the Offers and this Agreement.  Thereafter, the Parties agree to consult with each other in issuing any subsequent press releases or otherwise making public statements with respect to the Offers and in making any filings with any Government Authority with respect thereto.  Subject to the requirements of applicable Laws, each Party shall use its commercially reasonable efforts to enable the other Party to review and consent to all such press releases prior to release thereof.

(b)
The Company shall co-operate with the Offeror and take all reasonable actions to support and facilitate the Offeror's announcement strategy and public relations efforts relating to the transactions contemplated hereby.

(c)
Each of the Parties shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Offer Documents, the Directors’ Circular, any application for an order in connection with the transactions contemplated hereby, or any other filing under applicable Law in connection with the transactions contemplated hereby contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offer Documents, the Directors’ Circular, such application or such other filing, and the Parties shall cooperate in the preparation of any amendment or supplement to the Offer Documents, the Directors’ Circular, application or filing, as required.

5.2	Further Assurances

(a)
Subject to the terms and conditions herein and the fiduciary duties of the Board of Directors, the Parties agree to use their respective commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including: (i) the execution and delivery of such documents as the other Party may reasonably require; and (ii) using commercially reasonable efforts to effect all necessary registrations, filings and submissions requested or required by Government Authorities.   Each of the Offeror and the Company shall, and shall cause their respective Subsidiaries, to effect any such registrations, filings or submissions only after the prior review thereof and concurrence thereto by the other Party hereto.

(b)
Each of the Offeror and the Company will, and the Company will cause its Subsidiaries to, use their commercially reasonable efforts to: (i) obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases and other contracts or agreements (including, in particular, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to the Company's or its Subsidiaries' operations with respect to the transactions contemplated hereby); (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained under any applicable Laws with respect to the transactions contemplated hereby (including any regulatory waiver, consent or approval referred to in the definition of “Latest Mailing Date”); (iii) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby (including any injunction or order referred to in the definition of “Latest Mailing Date”); and (iv) to fulfil all conditions and satisfy all provisions of this Agreement and the Offers.

ARTICLE 6
TERMINATION, AMENDMENT & WAIVER

6.1	Termination

This Agreement (other than the provisions of Sections 1.1(f), 1.1(i), 1.1(j), 1.4, 1.6, 1.7, 2.3, 3.4(b), 3.4(c), 4.1, 4.2, 4.3, 4.4, 6.2, 7.1, 7.3, 7.4, 7.5, 7.7, 7.8, 7.9, 7.11,  7.12  and 7.13 which shall survive any such termination or expiration of this Agreement) may be terminated at any time prior to the Change of Control Time:

(a)	by agreement in writing executed by the Offeror and the Company;

(b)	by the Company at any time by written notice to the Offeror, if:

(i)	the Offeror is in material default of any covenant or obligation under this Agreement; or

(ii)	any representation or warranty made by the Offeror under this Agreement:

(A)
that is qualified by reference to a Material Adverse Effect or materiality having been at the date hereof untrue or incorrect in all respects or having become at any time prior to the Expiry Time untrue or incorrect in all respects; or

(B)
that is not qualified by reference to a Material Adverse Effect or materiality having been at the date hereof untrue or incorrect in all material respects or having become at any time prior to the Expiry Time untrue or incorrect in all material respects, and such default or inaccuracy in Subsections 6.1(b)(i) or 6.1(b)(ii) is not curable or, if curable, is not cured by the earlier of the date which is ten (10)  business days from the date of written notice of such breach and the Expiry Time;

(c)	by the Offeror at any time by written notice to the Company, if:

(i)	the Company is in material default of any covenant or obligation under this Agreement (excluding Section 3.3 and Section 1.2(d)), or

(ii)	any representation or warranty made by the Company under this Agreement:

(A)
that is qualified by reference to a Material Adverse Effect or materiality having been at the date hereof untrue or incorrect in all respects or having become at any time prior to the Expiry Time untrue or incorrect in all respects; or

(B)
that is not qualified by reference to a Material Adverse Effect or materiality having been at the date hereof untrue or incorrect in all material respects or having become at any time prior to the Expiry Time untrue or incorrect in all material respects, and such default or inaccuracy in Subsections 6.1(c)(i) or 6.1(c)(ii) is not curable or, if curable, is not cured by the earlier of the date which is ten (10) business days from the date of written notice of such breach and the Expiry Time;

(d)	by the Offeror at any time by written notice to the Company, if the Company is in default in any material respect of any covenant or obligation under Section 3.3 or Section 1.2(d);

(e)	by either Party after the 90th day after the date the Offers are mailed to the Securityholders (the “Outside Date”) by written notice to the other Party if the

Offeror has not taken up and paid for any Aquiline Shares pursuant to the Share Offer; provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to: (x) the Offeror as a result of an event that has triggered the right of the Company to terminate this Agreement pursuant to Section 6.1(b); or (y) the Company as a result of an event that has triggered the right of the Offeror to terminate this Agreement pursuant to Sections 6.1(c) or 6.1(d); and provided further that if the taking up and payment by the Offeror for Aquiline Shares deposited under the Share Offer is delayed by:

(i)	an injunction or order made by a court or regulatory authority of competent jurisdiction; or

(ii)	the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Aquiline Securities deposited under the Offers,

then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company or the Offeror pursuant to this Section 6.1(e), and the Outside Date shall not occur, until the earlier of:

(iii)	the 120th day after the date the Offers are mailed to the Securityholders; and

(iv)	the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable,

and provided further that this Agreement shall not be terminated by the Offeror pursuant to this Section 6.1(e) if all of the conditions of the Share Offer have been satisfied or, where permitted, waived;

(f)
by the Offeror, if any condition of the Share Offer set forth in Schedule “B” has not been satisfied or waived at the Expiry Time (other than as a result of the Offeror's default hereunder) and, where permitted, the Offeror has not elected to waive such condition or extend the Offers;

(g)	by the Offeror upon the occurrence of a Non-Completion Event specified in Section 4.1(a);

(h)	by the Company pursuant to Section 4.5(c);

(i)	by the Company on the day following the Latest Mailing Date if the Offeror has not mailed the Offer Documents (other than as a result of the Company’s default hereunder);

(j)	by the Company if:

(i)	the terms or conditions of the Offers do not conform in all material respects with, or are amended or waived so as to conflict with, the provisions of this Agreement, including Section 1.1(f); or

(ii)
the Share Offer having expired and all of the conditions thereto having been satisfied or waived, the Offeror has not purchased or taken up and paid for Aquiline Shares deposited and not withdrawn under the Share Offer as required under the terms of the Share Offer, Securities Laws or the OBCA; or

(k)	by the Offeror if the conditions in Section 1.1(h) are not satisfied or waived on or prior to the Latest Mailing Date other than as a result of the Offeror's default hereunder.

6.2	Effect of Termination

If this Agreement is terminated as provided in Section 6.1 above, it shall, other than the provisions of Sections 1.1(f), 1.1(i), 1.1(j), 1.4, 1.6, 1.7, 2.3, 3.4(b), 3.4(c), 4.1, 4.2, 4.3, 4.4, 6.2, 7.1, 7.3, 7.4, 7.5, 7.7, 7.8, 7.9, 7.11,  7.12  and 7.13 which shall survive any such termination or expiration, become of no further force and effect and no Party shall have any further liability or obligation to the other Party hereunder except for liability arising from an intentional or wilful breach of this Agreement, including any fraudulent misrepresentation.

6.3	Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by each of the Parties hereto; provided, however, that either the Company or the Offeror may in its discretion waive a condition herein which is solely for its benefit without the consent of the other.  No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1	Interpretation

(a)	In this Agreement:

(i)
unless the context otherwise clearly requires, (A) references to the plural include the singular, and references to the singular include the plural; (B) the words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”; (C) the terms “hereof,” “herein,” “hereunder,” “hereto,” and similar terms refer to this entire Agreement and not to any particular provision of this Agreement; (D) if a word or phrase is defined, then its other grammatical or derivative forms have a corresponding meaning; (E) unless otherwise specified, any references to time are to local time, Toronto, Ontario; (F) unless otherwise specified, the terms “day” and “days” mean and refer to calendar day(s); and (G) if any action, including a payment hereunder, is required to be taken pursuant to this Agreement on or by a specified date that is not a business day, the action is valid if taken on or by the next business day;

(ii)	unless otherwise specified, all references to articles, sections, subsections and schedules are to the Articles, Sections, Subsections and Schedules of this Agreement;

(iii)	the headings of the Sections and Subsections of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; and

(iv)	except where otherwise expressly provided, all monetary amounts are stated and shall be paid in the currency of Canadian dollars.

(b)
This Agreement shall be construed according to its fair meaning, taken as a whole, as if the Parties had prepared it jointly, not as if prepared by one of the Parties.  No rule of strict construction shall be applied against any Party.

7.2	Number

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa.

7.3	Notices

(a)
All notices or other communications which are permitted or required hereunder shall be communicated in writing and shall be sufficient if delivered personally, or sent by confidential facsimile addressed as follows:

To the Offeror:
Pan American Silver Corp. 625 Howe Street, Suite 1500 Vancouver, British Columbia V6C 2T6 Canada
Facsimile: (604) 684-0147 Attention: Robert Priooz, General Counsel

With a copy (which shall not itself constitute notice) to:
Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street, P.O. Box 48600 Vancouver, BC V7X 1T2
Facsimile: (604) 687-1415 Attention: Fred R. Pletcher
To the Company:
Aquiline Resources Inc. The Exchange Tower, 130 King Street West Suite 3680, Box 99 Toronto, Ontario M5X 1B1
Facsimile: (416) 599-4959 Attention: Marc Henderson, Chief Executive Officer
With a copy (which shall not itself constitute notice) to:
Fogler, Rubinoff LLP Barristers & Solicitors 95 Wellington Street West, Suite 1200 Toronto-Dominion Centre Toronto, ON M5J 2Z9
Facsimile: (416) 941-8852 Attention: G. Michael Hobart
With a copy (which shall not itself constitute notice) to:
Fasken Martineau DuMoulin LLP Barristers & Solicitors 66 Wellington Street West Suite 4200, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, ON M5K 1N6
Facsimile: (416) 364-7813 Attention: John S.M. Turner

(b)
All notices and other communications delivered to the Offeror pursuant to Section 7.3(a) shall be deemed to have been given and received on the date in Vancouver, British Columbia on which: (i) the notice or communication was physically delivered to, and actually received at, the address provided herein; or (ii) if sent by facsimile, the notice or communication was actually received prior to 4:30 p.m. (Vancouver time) on such date, in either case, if such date is not a business day, the next succeeding business day.

(c)
All notices and other communications delivered to the Company pursuant to Section 7.3(a) shall be deemed to have been given and received on the date in Toronto, Ontario on which: (i) the notice or communication was physically delivered to, and actually received at, the address provided herein; or (ii) if sent by facsimile, the notice or communication was actually received prior to 4:30 p.m. (Toronto time) on such date, in either case, if such date is not a business day, the next succeeding business day.

(d)
Any period of business days referred to in this Agreement shall be calculated as follows: (i) the first business day of such period shall be the first business day following the date on which the applicable notice or communication that initiates such period was deemed to be received as determined in Section 7.3(b) or Section 7.3(c), as applicable; and (ii) the period shall end at 11:59 p.m. on the last business day of such period in the city in which such notice or communication was received.

7.4	Entire Agreement

This Agreement, together with the Confidentiality Agreement, supersede all prior agreements, commitments, arrangements or understandings between the Parties hereto with respect to the subject matter hereof and constitute the entire agreement between the Parties with respect to the subject matters hereof.

7.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each Party's anticipated benefits hereunder.

7.6	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor the rights, interests and obligations hereunder shall be assignable by either Party without the prior written consent of the other Party, provided, however, that the Offeror may assign all or any part of its rights or obligations under this Agreement to a corporation whose shares are wholly owned directly or indirectly by the Offeror, provided that if such assignment takes place, the Offeror shall continue to be fully liable as primary obligor and not merely as surety and, on a joint and several basis with any such entity, to the Company for any default in performance by the assignee of any of the Offeror’s obligations hereunder.

7.7	Expenses

Except as otherwise provided in Sections 4.1, 4.2 and 4.3, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Offers are consummated.  The Parties represent and warrant to each other that, except for Goldman, Sachs & Co., in the case of the Offeror, and BMO and Cormark, in the case of the Company, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offers.  The Offeror acknowledges that the Company has provided the Offeror an opportunity to review a correct and complete copy of all agreements between the Company and each of its financial advisors as are in existence as at the date hereof.  The Company covenants not to amend the terms of any such agreements relating to the payment of fees and expenses with respect to the Offers without the prior written approval of the Offeror.

7.8	Remedies

Except as otherwise provided herein (including Article 4), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Offeror, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the Parties hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement.

The Parties hereto further agree that (x) by seeking the remedies provided for in this Section 7.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 7.8 are not available or otherwise are not granted, and (y) nothing set forth in this Section 7.8 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 7.8 prior or as a condition to exercising any termination right under Article 6 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 6 or pursue any other remedies under this Agreement that may be available then or thereafter.

7.9	Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

7.10	Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule “A”	-	Definitions
Schedule “B”	-	Conditions of the Offers
Schedule “C”	-	Representations and Warranties of the Offeror
Schedule “D”	-	Representations and Warranties of the Company
Schedule “E”	-	Offeror Subsidiaries
Schedule “F”	-	Company Subsidiaries

7.11	Third Parties

Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a Party hereto, or a successor or permitted assign of such a Party; provided however, that the Parties hereto specifically acknowledge that the provisions of Sections 1.1(i), 1.1(j), 1.4(c) and 1.6 are intended to be for the benefit of, and shall be enforceable by, the employees, officers and directors of the Company and its Subsidiaries affected thereby and their heirs and representatives.

7.12	Privacy Issues

(a)	For the purposes of this Section 7.12, the following definitions shall apply:

(i)
“applicable law” means, in relation to any person, transaction or event, all applicable Laws by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)
“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

(iii)
“authorized authority” means, in relation to any person, transaction or event, any: (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv)
“Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Pan American by the Company in accordance with this Agreement and/or as a condition of any of the Offers;

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”);

(c)
Prior to the completion of the Offers, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Offer. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless: (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual. The Company shall notify Pan American of the purposes for which the Disclosed Personal Information was initially collected prior to the Take-up Date;

(d)
Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Offer, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Offers;

(e)
Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information;

(f)
Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Offers, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Offers;

(g)
Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims; and

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

7.13	No Personal Liability

(a)	No director, officer or employee of the Company shall have any personal liability to the Offeror under this Agreement.

(b)	No director, officer or employee of the Offeror shall have any personal liability to the Company under this Agreement.

(c)
Nothing herein shall relieve or have the effect of relieving any director, officer or employee of the Company or the Offeror from any liability for damages incurred or suffered by a Party as a result of fraudulent misrepresentation.

7.14	Fiduciary Duties

No provision of this Agreement shall require the Company to cause any of its officers or directors to take any action in breach of or inconsistent with, or refrain from taking any action that is required by such individual to fulfill, his or her fiduciary obligations as a director or officer of the Company or any of its Subsidiaries.

7.15	Time of Essence

Time shall be of the essence in this Agreement.

7.16	Counterparts

This Agreement may be executed in any number of counterparts, and delivered by facsimile or otherwise, and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute but one Agreement.

7.17	Defined Terms

Unless otherwise defined herein, initial capitalized terms used in this Agreement shall have the meanings given thereto in Schedule "A" to this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on their behalf as of the date first written above.

PAN AMERICAN SILVER CORP.
By:	/s/ Geoffrey A. Burns
Name: Geoffrey A. Burns
Title: President and Chief Executive Officer

AQUILINE RESOURCES INC.
By:	/s/ Marc C. Henderson
Name: Marc C. Henderson
Title: President and Chief Executive Officer

SCHEDULE "A"
TO SUPPORT AGREEMENT

DEFINITIONS

"1933 Act" means the United States Securities Act of 1933, as amended.

"Acquisition Proposal" has the meaning set out in Section 3.3(a)(i).

"affiliate" shall have the meaning attributed to it under the Securities Act (Ontario).

"Agreement" means this Agreement including the Schedules hereto.

"Aquiline Debenture" means the $17.5 million convertible debenture in favour of Silverstone Resources (Barbados) Corp. and its successors and permitted assigns, which may be converted into (A) 1,458,333 Aquiline Shares of the Company, upon the conversion thereof at a conversion price of $12.00 per Aquiline Share; or (B) a contract granting Silverstone Resources (Barbados) Corp. and its successors and permitted assigns the right to purchase 12.5% of the life of mine payable silver from the Loma de La Plata zone of the Navidad project.

"Aquiline In-Money Options" mean any and all Aquiline Options where the exercise price of such Aquiline Option is equal to or less than the Current Market Price of a Pan American Share multiplied by the Exchange Ratio at the Expiry Time.  For greater certainty and by way of example, if a person holds one Aquiline Option with an exercise price of $5.00 and the Current Market Price of a Pan American Share at the Expiry Time is $25.00, then such Aquiline Option will be a Aquiline In-Money Option because the exercise price of $5.00 is less than the product of $25.00 by the Exchange Ratio.

"Aquiline Option" means an option to purchase Aquiline Shares granted by the Company pursuant to the Stock Option Plan.

"Aquiline Out-Of-Money Options" mean any and all Aquiline Options where the exercise price of such Aquiline Option is greater than the Current Market Price of a Pan American Share multiplied by the Exchange Ratio at the Expiry Time.

"Aquiline Securities" means the Aquiline Shares, the Aquiline Warrants and the Aquiline Debenture.

"Aquiline Shares" means common shares without par value in the capital of the Company as constituted on the date hereof.

"Aquiline Warrants" means the February 2008 Aquiline Warrants, the May 2008 Aquiline Warrants, the October 2008 Aquiline Warrants and the November 2008 Aquiline Warrants.

"Board of Directors" means the board of directors of the Company.

"BMO" means BMO Capital Markets.

"business day" means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia or Toronto, Ontario or a day on which banks in Vancouver, British Columbia or Toronto, Ontario are not generally open for business during normal business hours.

"Canadian Resident" means a beneficial holder of Aquiline Shares that is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

"Change of Control Time" has the meaning set out in Section 1.4(a).

"Circular" means the take-over bid circular of the Offeror in respect of the Offers.

"Company" means Aquiline Resources Inc., a corporation continued and existing under the laws of the Province of Ontario.

"Company's Disclosure Documents" means all of the disclosure documents electronically filed by the Company on the System for Electronic Disclosure and Analysis (SEDAR) pursuant to Securities Laws since January 1, 2006.

"Company Disclosure Letter" means the disclosure letter delivered by the Company to the Offeror contemporaneously with the execution and delivery of this Agreement.

"Company Material Adverse Change" means, with respect to the Company, any change, effect, event or occurrence that, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, prospects (as they exist on the date hereof), liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of the Company and its Subsidiaries on a consolidated basis, other than any change, effect, event or occurrence in or relating to:

(i)	economic, business, regulatory or political conditions in general, or credit, financial or currency markets in general;

(ii)	any change affecting the global mining industry generally;

(iii)	any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(iv)	the state of securities markets in general, including any reduction in market indices;

(v)	the markets for silver, zinc, lead and copper;

(vi)	Canadian generally accepted accounting principles or regulatory accounting requirements;

(vii)	a change in the market trading price of the Aquiline Shares;

(viii)	the execution, announcement, existence or performance of this Agreement or the consummation of the transactions contemplated hereby;

(ix)	any action or inaction taken by the Company or any of its Subsidiaries to which the Offeror has expressly consented to in writing or as expressly permitted by this Agreement;

(x)	any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Government Authority;

(xi)
any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by any Government Authority or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Government Authority; or

(xii)	any matters disclosed in this Agreement or disclosed in the Company Disclosure Letter;

provided, however, that (A) in the case of clause (ii) above, such change does not materially adversely and disproportionately affect the Company and its Subsidiaries on a consolidated basis compared to other mining companies, (B) in the case of clause (vii) above, the underlying cause of any such change (but excluding any change, effect, event or occurrence in or relating to the matters referred to in clauses (i) to (vi) or (viii) to (xii) above) may be considered in determining whether a Company Material Adverse Change has occurred, (C) in the case of clause (x) above, any change in Law or change in Law proposed by a Government Authority in Argentina that affects the Company shall not be excluded in determining whether a Company Material Adverse Change has occurred, and (D) in the case of clause (xi) above, any action by a Government Authority in Argentina that affects the Company shall not be excluded in determining whether a Company Material Adverse Change has occurred.

"Concessions" has the meaning set out in paragraph q of Schedule "D".

"Confidentiality Agreement" has the meaning set out in Section 3.4(a).

"Contract" means any contract, commitment or understanding (including any lease, license, loan agreement, guarantee, security, indemnity, indenture or other instrument), whether written or oral, in each case that is legally binding.

"Convertible Securities" has the meaning set out in Section 1.1(a)(i).

"Cormark" means Cormark Securities Inc.

"Current Market Price" of the Aquiline Shares, at any date means the weighted average trading price of the Shares on the TSX as reported on Bloomberg or, if the Shares are not then listed on the TSX, on such other Canadian or United States stock exchange as reported on Bloomberg as may be selected for that purpose by the board, or, if the Shares are not then listed on any Canadian or United States stock exchange, in the over-the-counter market as reported on Bloomberg, during the five (5) consecutive trading days before such date; provided that the weighted average trading price shall be determined by dividing that aggregate sale price of all Aquiline Shares sold on the said exchange or market, as the case may be, during the said five (5) consecutive trading days by the total number of Aquiline Shares so sold; and provided further that, if the Aquiline Shares are not listed and posted for trading on any stock exchange in Canada or the United States or traded in the over-the-counter market, the Current Market Price shall be determined by the Board of Directors in accordance with generally accepted accounting principles.

"Data Room" means the data room established by the Company prior to the date hereof and maintained by Bowne for and on behalf of the Company being the Data Room which the Offeror, among others, accessed prior to the date hereof.

"Debentureholder" has the meaning set out in Section 1.1(a).

"Debenture Offer" has the meaning set out in Section 1.1(a)(vi).

"diluted basis" means, with respect to the number of outstanding Aquiline Shares at the Expiry Time, the total number of Aquiline Shares issued and outstanding at the Expiry Time, together with all Aquiline Shares issuable on exercise or conversion, as applicable of (i) the October 2008 Aquiline Warrants outstanding at the Expiry Time, and (iii) the November 2008 Aquiline Warrants outstanding at the Expiry Time.

"Directors' Circular" means a directors' circular of the Board of Directors.

"Disclosed Personal Information" has the meaning set out in Section 7.12(b).

"Effective Time" has the meaning set out in Section 3.1.

"Employment Arrangements" has the meaning set out in Section 1.4(c).

"Encumbrance" means any lien, charge, title retention right, security interest, pledge, hypothecation or encumbrance of any nature or kind whatsoever.

"Environmental Laws" has the meaning set out in paragraph (s) of Schedule "D".

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exchange Ratio" means 0.2495.

"Expiry Time" has the meaning set out in Section 1.1(e).

"Fairness Opinions" has the meaning set out in Section 1.2(b).

"February 2008 Warrant Offer" has the meaning set out in Section 1.1(a)(ii).

"February 2008 Aquiline Warrants" means the common share purchase warrants issued by the Company on February 8, 2008 entitling the holders thereof to acquire upon due exercise and payment of the exercise price of $13.00, one Aquiline Share (subject to adjustment) on or prior to the date that is six months after the Conversion Deadline (as defined in the Aquiline Debenture) and "February 2008 Aquiline Warrant" means any one of them.

"Government Authorization" means any franchise, permit, license, authorization, registration, consent, order, approval, or other direction or requirement of any Government Authority.

"Government Authority" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign; (ii) any subdivision agent, commission, commissioner, board or authority of any of the foregoing; (iii) any self-regulatory authority, including the TSX and the Nasdaq; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"GST" means any tax payable pursuant to Part IX of the Excise Tax Act (Canada).

"Indemnified Party" and "Indemnified Parties" have the meaning set out in Section 1.6(a).

"Indenture" means an indenture to be entered into on or before the initial Take-Up Date between Pan American and Computershare Trust Company of Canada as indenture trustee governing the terms of the Pan American Consideration Warrants, in form and substance satisfactory to the Offeror and the Company, each acting reasonably.

"International Standards" has the meaning set out in paragraph (s) of Schedule "D".

"Lands" has the meaning set out in paragraph (q) of Schedule "D".

"Latest Mailing Date" means the date that is twenty-one (21) days after the date of this Agreement; provided that if the mailing of the Circular is delayed by reason of:

(a)	the Company not having provided to the Offeror:

(i)	the Directors' Circular in accordance with Section 1.3(a); or

(ii)	any information pertaining to the Company that is required to be included under applicable Securities Laws for the completion of the Circular or the Registration Statements by the Offeror;

(b)	the Company not having provided the lists of registered securityholders referred to in Section 1.3(a),

then, in either case, such date shall be extended for a period ending on the fifth business day following the date on which the Company supplies such necessary documents,

information, or lists; provided further that if the mailing of the Offers is delayed by reason of:

(x)	an injunction or order made by a court or regulatory authority of competent jurisdiction; or

(y)	the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer Documents under applicable Securities Laws,

then, in either case, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, such date shall be extended for a period ending on the earlier of the date which is forty-two (42) days from the date of this Agreement and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.

If the Latest Mailing Date occurs during or within four (4) business days following the end of a Right to Match Period, then the Latest Mailing Date shall be extended to 11:59 p.m. (Vancouver time) on the fourth business day following the end of such Right to Match Period.

"Laws" means any laws, treaties, conventions, statutes, judgments, decisions, declarations, rulings, decrees, injunctions, writs, and orders, by-laws, rules, regulations, ordinances, codes, published guidelines, published policies, notices, directions or other published requirements of any Government Authority, in each case having the force of law.

"Lock-Up Agreements" means the lock-up agreements between the Offeror and each of the Locked-Up Shareholders and "Lock-Up Agreement" means any one of them.

"Locked-Up Shareholders" means the directors and senior management of the Company, being Marc C. Henderson, Martin J. Walter, John J. Sutherland, Blaise F. Yerly, David W. Constable, Harry Burgess, Kenneth G. Thomas, Darren J. Maupin, Dennis G. Gibson, John J. Chulick, Flora Wood, George M. Hobart and Daniel J. Noone.

"Mailing Date" has the meaning set out in Section 1.1(e).

"Mandatory Extension" has the meaning set out in Section 1.1(e).

"Material Adverse Effect" means (i) with respect to the Company: (A) any effect of a Company Material Adverse Change after the date hereof; or (B) any change, effect, event or occurrence that would make illegal or prevent the consummation of the Share Offer prior to the Outside Date; and (ii) with respect to the Offeror: (A) any effect of a Pan American Material Adverse Change after the date hereof, or (B) any change, effect, event or occurrence that would make illegal or prevent the consummation of the Share Offer prior to the Outside Date.

"Material Contracts" has the meaning set out in paragraph (z) of Schedule "D".

"Material Properties" means the Company's properties know as Navidad, Calcatreu and Pico Machay.

"May 2008 Warrant Offer" has the meaning set out in 1.1(a)(iii).

"May 2008 Aquiline Warrants" means the common share purchase warrants issued by the Company on May 7, 2008 entitling the holders thereof to acquire upon due exercise and payment of the exercise price of $10.00, one Aquiline Share (subject to adjustment) on or prior to December 31, 2009 and "May 2008 Aquiline Warrant" means any one of them.

"Minimum Tender Condition" has the meaning set out in paragraph (a) of Schedule "B" unless the Offeror has amended, modified or waived such Minimum Tender Condition pursuant to Section 1.1(f)(i), in which case Minimum Tender Condition shall refer to the amount so amended, modified or waived, with such amount not to be less than 50.1% of the Aquiline Shares outstanding at the Expiry Time calculated on a diluted basis.

"Nasdaq" means the Nasdaq Global Market.

"Non-Completion Event" has the meaning set out in Section 4.1.

"Non-Completion Payment" has the meaning set out in Section 4.1.

"Notice of Superior Proposal" has the meaning set out in Section 4.5(a).

"November 2008 Warrant Offer" has the meaning set out in Section 1.1(a)(v).

"November 2008 Aquiline Warrants" means the common share purchase warrants issued by the Company on November 6, 2008 entitling the holders thereof to acquire upon due exercise and payment of the exercise price of $2.50, one Aquiline Share (subject to adjustment) on or prior to November 6, 2011 and "November 2008 Aquiline Warrant" means any one of them.

"OBCA" means the Business Corporations Act (Ontario), as it may be amended from time to time.

"October 13 Opinion" has the meaning set out in Section 1.1(h)(xiii).

"October 2008 Warrant Offer" has the meaning set out in Section 1.1(a)(iv).

"October 2008 Aquiline Warrants" means the common share purchase warrants issued by the Company on October 22, 2008 entitling the holders thereof to acquire upon due exercise and payment of the exercise price of $2.50, one Aquiline Share (subject to adjustment) on or prior to October 22, 2011 and "October 2008 Aquiline Warrant" means any one of them.

"Offer" and "Offers" have the meaning set out in Section 1.1(a).

"Offer Documents" has the meaning set out in Section 1.1(g).

"Offeror" means, Pan American, a corporation existing under the laws of the Province of British Columbia.

"Offeror's Disclosure Documents" means all of the disclosure documents electronically filed by the Offeror on the System for Electronic Disclosure and Analysis (SEDAR) pursuant to Securities Laws since January 1, 2006.

"Offeror Material Subsidiaries" means those subsidiaries listed in Schedule "F" to this Agreement.

"Outside Date" has the meaning set out in Section 6.1(e).

"Pan American Consideration Warrant" means warrants to acquire Pan American Shares having a term of five (5) years from the initial Take-Up Date and having an exercise price of $35 per Pan American Share, with each whole warrant entitling the holder thereof to one Pan American Share on the exercise thereof and which are issued pursuant to the Indenture.  The Pan American Consideration Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of the warrants is registered under the 1933 Act.

"Pan American February 2008 Replacement Warrant" has the meaning set out in Section 1.1(a)(ii).

"Pan American Material Adverse Change" means, with respect to Pan American, any change, effect, event or occurrence that, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, prospects (as they exist on the date hereof), liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Pan American and its Subsidiaries on a consolidated basis, other than any change, effect, event or occurrence in or relating to:

(i)	economic, business, regulatory or political conditions in general, or credit, financial or currency markets in general;

(ii)	any change affecting the global mining industry generally;

(iii)	any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(iv)	the state of securities markets in general, including any reduction in market indices;

(v)	the markets for silver, gold, zinc, lead and copper;

(vi)	Canadian generally accepted accounting principles or regulatory accounting requirements;

(vii)	a change in the market trading price of the Pan American Shares;

(viii)	the execution, announcement, existence or performance of this Agreement or the consummation of the transactions contemplated hereby;

(ix)	any action or inaction taken by Pan American or any of its Subsidiaries to which the Company has expressly consented to in writing or as expressly permitted by this Agreement;

(x)	any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Government Authority;

(xi)
any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by any Government Authority or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Government Authority; or

(xii)	any matters disclosed in this Agreement;

provided, however, that (A) in the case of clause (ii) above, such change does not materially adversely and disproportionately affect the Offeror and its Subsidiaries on a consolidated basis compared to other mining companies, (B) in the case of clause (vii) above, the underlying cause of any such change (but excluding any change, effect, event or occurrence in or relating to the matters referred to in clauses (i) to (vi) or (viii) to (xii) above) may be considered in determining whether a Pan American Material Adverse Change has occurred.

"Pan American May 2008 Replacement Warrant" has the meaning set out in Section 1.1(a)(iii).

"Pan American November 2008 Replacement Warrant" has the meaning set out in Section 1.1(a)(v).

"Pan American October 2008 Replacement Warrant" has the meaning set out in Section 1.1(a)(iv).

"Pan American Replacement Debenture" has the meaning set out in Section 1.1(a)(vi).

"Pan American Replacement Option" has the meaning set out in Section 1.5(e).

"Pan American Replacement Warrants" means collectively, the Pan American February 2008 Replacement Warrants, the  Pan American May 2008 Pan American Replacement Warrants, the Pan American October 2008 Replacements Pan American Warrants and the Pan American November 2008 Pan American Replacement Warrants.

"Pan American Shares" means a common share in the capital of Pan American.

"Parties" means the Offeror and the Company; and

"Party" means either one of them.

"person" includes an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, joint venture, association, joint stock company, trust, trustee, executor, administrator or other legal representative or other entity.

"Pre-Acquisition Reorganization" has the meaning set out in Section 1.7.

"Registration Statement" or "Registration Statements" means one or more registration statements on Form F-8, F-10, F-80 or S-8 of the Offeror registering the offer and sale of the Pan American Shares, Pan American Replacement Warrants, Pan American Consideration Warrants, Pan American Replacement Debenture and Pan American Replacement Option, as well as any Pan American Shares issued, from time to time upon exercise of the Pan American Replacement Warrants, Pan American Consideration Warrants and Pan American Replacement Option, in connection with the Offers.

"Representative" has the meaning set out in Section 3.3.

"Right to Match Period" has the meaning set out in Section 4.5(c).

"SEC" has the meaning set out in Section 1.1(g).

"Second-Step Transaction" has the meaning set out in Section 1.4(b).

"Securities Laws" means the securities legislation of each province and territory of Canada and the federal and state securities legislation in the United States, in each case together with the rules, regulations and forms made or promulgated under such legislation, and the published instruments, policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX and the Nasdaq, as any of the foregoing may be amended from time to time.

"Securityholders" means the Shareholders, Warrantholders and Debentureholders.

"Shareholders" has the meaning set out in Section 1.1(a).

"Share Offer" has the meaning set out in Section 1.1(a)(i).

"Silverstone Agreement" means the Purchase Contract (as such term is defined in the Aquiline Debenture) to be negotiated and entered into as contemplated in the Aquiline Debenture.

"Stock Option Plan" means the Company's Stock Option dated January 2007, as amended from time to time.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary.

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made to the Board of Directors:

(i)	that is made after September 24, 2009;

(ii)	that did not result from a breach of Section 3.3;

(iii)	that complies in all material respects with all applicable Securities Laws and the OBCA;

(iv)
that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated, to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained;

(v)
that, if the Acquisition Proposal is structured as a take-over bid, contains a minimum tender condition of not less than 66 2/3% of the outstanding Aquiline Shares (provided that, for greater certainty, such minimum tender condition may be waived to a minimum tender condition of not less than 50.1% of the outstanding Aquiline Shares immediately upon the Offeror waiving the Minimum Tender Condition as provided in this Agreement);

(vi)	that is not subject to any due diligence and/or access condition;

(vii)
in respect of which the Board of Directors has determined in good faith, after receipt of advice from its outside legal counsel, that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties;

(viii)	that the Board of Directors has determined in good faith after receipt of advice from its financial advisors and its outside legal counsel,

(A)	is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(B)
would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Share Offer, taking into account any written amendment to the terms and conditions of the Offers proposed by the Offeror pursuant to Section 4.5; and

(ix)	that, if the Acquisition Proposal is structured as a take-over bid, is made for all of the Aquiline Shares.

"Take-Up Date" means a date upon which the Offeror takes up or acquires Aquiline Securities under the Offers.

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any government or Government Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), GST, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipt taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation, pension assessment and other governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which the Company or its Subsidiaries is required to pay, withhold or collect.

"Tax Act" means the Income Tax Act (Canada), as amended.

"transactions contemplated hereby" means the making of the Offers, the entering into of this Agreement, the consummation of the transactions contemplated by this Agreement and all actions and negotiations in the contemplation thereof, including the Offers, the take-up of Aquiline Securities under the Offers, and any Second-Step Transaction.

"TSX" means the Toronto Stock Exchange.

"Underlying Pan American Shares" has the meaning set out in Section 1.1(j)(iii).

"United States" means the United States of America, its territories and possessions, any state of the Unite States and the District of Columbia;

"U.S. GAAP"  means United States generally accepted accounting principles.

"U.S. Person" means a U.S. person as defined in Rule 902 of Regulation S under the 1933 Act.

"Warrantholders" has the meaning set out in Section 1.1(a).

SCHEDULE “B”
TO SUPPORT AGREEMENT

CONDITIONS OF THE OFFERS

Subject in each case to the terms and conditions of the Agreement, the Offeror shall have the right to withdraw the Share Offer and not take up and pay for, and the right to extend the period of time during which the Offers are open and postpone taking up and paying for, any Aquiline Shares deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)
there shall have been validly deposited under the Share Offer and not withdrawn at the Expiry Time that number of Aquiline Shares that, together with the Aquiline Shares directly or indirectly owned by the Offeror and its affiliates, constitute not less than 66⅔% of the Aquiline Shares on a diluted basis at the Expiry Time (the "Minimum Tender Condition");

(b)
all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of (i) any Government Authority in Canada, Argentina, or the United States that are necessary to complete the Share Offer, shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions that are not adverse to the Offeror, or (ii) any third party with respect to the Share Offer, which if not obtained at or prior to the Expiry Time would have a Material Adverse Effect with respect to the Company;

(c)
no bona fide act, action, suit or proceeding shall have been threatened in writing or taken by any Government Authority or by any elected or appointed public official or by any private person, in each case in Canada, Argentina, or the United States, whether or not having the force of law and no Law of Canada, Argentina or the United States shall have been proposed, enacted, promulgated or applied (excluding any act, action, suit or proceeding by any Government Authority threatened in writing or taken as of the date hereof of which the Offeror knows or ought to have known of or which was disclosed by the Company to Offeror or its Representatives and except for Laws of Canada, Argentina, or the United States that are proposed, enacted, promulgated or applied as of the date hereof):

(i)
which has the effect, or may reasonably be expected to have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Aquiline Shares or the right of the Offeror to own or exercise full rights of ownership of the Aquiline Shares; or

(ii)	which, if the Share Offer were consummated, would have a Material Adverse Effect in respect of the Offeror;

(iii)
which would materially and adversely affect, prevent, or materially delay the ability of the Offeror to proceed with the Share Offer and/or take-up and pay for any of the Aquiline Shares pursuant to the Share Offer or completing a Second-Step Transaction;

(iv)
which seeks to: (A) prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of the Company on a consolidated basis; or (B) compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries;

(d)
there shall not exist any prohibition at law in Canada or the United States against the Offeror making the Offers, taking up and paying for any Aquiline Shares deposited under the Share Offer, or completing a Second-Step Transaction;

(e)
all of the holders of outstanding Aquiline In-Money Options (which options shall be subject to accelerated vesting as provided in the Agreement) shall have entered into an agreement with the Company pursuant to which such holders shall have agreed to exercise their Aquiline In-Money Options for the purpose of tendering under the Share Offer all Aquiline Shares issued in connection with such exercise prior to the expiry of the Mandatory Extension and each such holder shall have agreed that if the holder fails to exercise the Aquiline In-Money Options held by it prior to the expiry of the Mandatory Extension, such Aquiline In-Money Options shall expire and be of no further force and effect and the holder thereof shall have no further claim in respect thereof;

(f)
all necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSX and the Nasdaq for the listing of the Pan American Shares and Underlying Pan American Shares on the exercise of the Pan American Consideration Warrants, in each case to be issued under the Share Offer shall have been obtained;

(g)	the Offeror shall have determined, acting reasonably, and after consultation with legal counsel, that there shall not exist a Material Adverse Effect in respect of the Company;

(h)
the Offeror shall have determined, acting reasonably, that there shall not have been any breach of any covenant under this Agreement by the Company, except for any breaches which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Company and the Offeror shall have received not more than seven (7) hours before the Expiry Time, a certificate of the Company signed by two (2) senior officers satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry;

(i)	any representation or warranty made by the Company under this Agreement:

(i)
that is qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all respects at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time); or

(ii)	that is not qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all material respects at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time),

and the Offeror shall have received not more than seven (7) hours before the Expiry Time, a certificate of the Company signed by two (2) senior officers satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry (which with respect to representations and warranties related to title to Navidad shall be based on advice from local counsel);

(j)
this Agreement shall not have been terminated by the Offeror or the Company in accordance with its terms nor shall the Offeror or the Company have provided notice terminating this Agreement in accordance with its terms; or

(k)
no Locked-Up Shareholder shall be in breach in any material respect of its Lock-Up Agreement nor shall such Lock-Up Agreement been terminated by the Offeror as a result of any default by the Locked-Up Shareholder thereunder.

Subject in each case to (i) the terms and conditions of the Agreement and (ii) satisfaction, or where permitted by the terms of this Agreement, waiver of each of the conditions to the Share Offer, the Offeror shall have the right to withdraw the Offers for the Aquiline Warrants and Aquiline Debenture and not take up and pay for, and the right to extend the period of time during which the Offers for the Aquiline Warrants and Aquiline Debenture are open and postpone taking up and paying for, any Aquiline Warrants or the Aquiline Debenture deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)
there shall not exist any prohibition at Law in Canada or the United States against the Offeror making the applicable Offer for the relevant Aquiline Warrant or Aquiline Debenture, taking up and paying for the for the relevant Aquiline Warrant or Aquiline Debenture subject to such Offer deposited under the relevant Offer, or completing a Second-Step Transaction;

(b)
all necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSX and the Nasdaq for the creation and issuance of the Pan American Replacement Warrants and the Replacement Debenture and the allotment and reservation for issuance of the Pan American Shares issuable upon the exercise of the Pan American Replacement Warrants or the conversion of the Pan American Replacement Debenture shall have been obtained.

The conditions in this Schedule “B” are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition provided that the failure to satisfy a condition is not a result of the Offeror’s default of its obligations under the Agreement.  The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

SCHEDULE “C”
TO SUPPORT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

(a)	Organization and Qualification.

(i)
The Offeror validly exists as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and capacity to own its assets and property and conduct its business as currently owned and conducted.

(ii)
Each Subsidiary of the Offeror validly exists as a corporation, partnership, limited liability company or other similar entity under the laws of its respective jurisdiction of organization and has the requisite power and capacity to own its assets and property and conduct its business as currently owned and conducted.

(iii)
The copies of the Offeror's articles and by-laws provided to the Company or made available to the Company are accurate and complete and have not been amended or superseded since such documents were provided or made available, and the Offeror has not taken any action to amend or supersede such documents since such documents were provided or made available.

(iv)
The Offeror Material Subsidiaries and their respective jurisdictions of incorporation are set out in Schedule “F” hereto.  All of the outstanding shares and other ownership interests of the Offeror Material Subsidiaries are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by the Offeror are owned free and clear of all Encumbrances, except as disclosed in the Offeror's Disclosure Documents.

(b)	Capitalization and Listing.

(i)
The authorized share capital of the Offeror is 200,000,000 common shares. The Pan American Shares to be issued in connection with the Offers will be validly authorized and allotted and when issued under the Offers, all such Pan American Shares will be: (A) validly issued as fully paid and non-assessable; (B) listed for trading on the TSX and the Nasdaq; and (C) registered pursuant to Section 12(b) of the Exchange Act.

(ii)	As at the date hereof:

(A)	87,225,673 Pan American Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Offeror; and

(B)	there are 951,417 outstanding Pan American options issued under the Pan American stock option plan, providing for the issuance of 951,417 Pan American Shares upon the exercise thereof.

(iii)
Except for the Pan American options, and the securities issuable pursuant to the Offeror's stock option plan or similar employee/officer incentive plan and except as disclosed in the Offeror's Disclosure Documents, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Offeror to issue, sell or acquire any securities of the Offeror (including any pre-emptive or similar rights granted by the Offeror) or securities or obligations of any kind convertible into or exchangeable for any securities of the Offeror or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of the Offeror.

(iv)
The Pan American Replacement Warrants, the Pan American Consideration Warrants, the Pan American Replacement Options and the Pan American Replacement Debenture will be validly authorized and created and when issued under the Offers, all such Pan American Replacement Warrants, the Pan American Consideration Warrants, Pan American Replacement Options and the Pan American Replacement Debenture will be: (A) validly issued; and (B) any Pan American Shares issuable upon exercise of the Pan American Replacement Warrants, the Pan American Consideration Warrants or the Pan American Replacement Options or issuable upon the conversion of the Pan American Replacement Debenture will be: (1) validly authorized, allotted and reserved for issuance, and will, upon the valid exercise of the Pan American Replacement Warrants, the Pan American Consideration Warrants or the Pan American Replacement Options, or the valid conversion of the Pan American Replacement Debenture be issued as fully paid and non-assessable Pan American Shares; and (2) listed for trading on the TSX and Nasdaq.

(v)
The issued and outstanding Pan American Shares are listed for trading on the TSX and the Nasdaq and are registered pursuant to Section 12(b) of the Exchange Act. The Offeror has taken no action designed to, or likely to have the effect of, de-listing the Pan American Shares from the TSX or the Nasdaq or terminating the registration of the Pan American Shares under Section 12(b) of the Exchange Act, nor has the Offeror received any notification that the TSX or the Nasdaq is contemplating terminating such listing or that the U.S. Securities and Exchange Commission is considering terminating such registration.

(c)	Authority Relative to this Agreement. The Offeror has the requisite corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Offeror has been duly authorized by all requisite corporate action on the part of the Offeror and no other corporate proceeding on the part of the Offeror is necessary to authorize such execution and delivery.  At or prior to the time at which the Offers are made, the Offeror will have taken all corporate proceedings necessary to make and complete the Offers including, without limitation, the taking up of and payment for the Aquiline Securities thereunder through the issuance of the Pan American Shares, the Pan American Replacement Warrants, and the Pan American Replacement Debenture.  This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally.

(d)
No Conflict.  The execution and delivery by the Offeror of this Agreement and the performance by the Offeror of its obligations hereunder and the transactions contemplated hereby, including, without limitation, the making of the Offers and the taking up of and payment for the Aquiline Securities thereunder, will not result in a violation, conflict or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or require a consent to be obtained under any provision of:

(i)	the Offeror’s constating documents or any resolutions of the Offeror’s directors or shareholders;

(ii)	any Law, or, to the Offeror’s knowledge, any regulation, order, judgment or decree (subject to obtaining the consents referred to in paragraph (e) applicable to the Offeror; or

(iii)	any agreement, arrangement or understanding to which the Offeror or its Subsidiaries is a party or by which any of them or their properties and assets is bound or affected,

except where such violation, conflict or breach, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of the Offeror.

(e)
Approvals.  No authorization, consent or approval of, or filing with, any Government Authority is required to be obtained by the Offeror for the consummation by the Offeror of its obligations under this Agreement, including, without limitation, the making of the Offers and the taking up of and payment for the Aquiline Securities thereunder, except for such authorizations, consents, approvals and filings:

(i)	specifically contemplated in this Agreement including without limitation any authorizations, consents, approvals, and filings which constitute conditions to the Offers as described in Schedule “B” to this Agreement, which for greater certainty includes any authorizations, consents, and approvals of, notifications to and filings with the Comisión Nacional de Defensa de la Competencia (CNDC); or

(ii)
the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or result in a Material Adverse Effect in respect of the Offeror.

(f)	Financial Statements and Disclosure Documents.

(i)
The audited financial statements of the Offeror (including any related notes thereto) prepared on a consolidated basis, for and as at the year ended December 31, 2008 and all unaudited financial statements of the Offeror (including any related notes thereto) for subsequent periods, have been prepared in accordance with Canadian generally accepted accounting principles including those recommended in the handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis with prior periods and fairly present the consolidated financial position of the Offeror and its Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein.  Since December 31, 2008, except as has been disclosed in the Offeror’s Disclosure Documents filed prior to the date of this Agreement, the Offeror has not effected any change in its accounting methods, principles, practices or internal controls over financial reporting.  The Offeror has filed with the appropriate Government Authority true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it under Securities Laws.  The Offeror’s Disclosure Documents were, as of their respective dates, in compliance in all material respects with Securities Laws and did not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)
To the Offeror's knowledge, there is currently no effect, event, occurrence or state of facts that would, or would reasonably be expected to prevent the chief executive officer and/or the chief financial officer from properly providing the certifications required under Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” under Form 52-109F1 “Certification of Annual Filings” with respect to the Offeror's annual filings for its fiscal year ended December 31, 2009, without taking into account any transactions contemplated by this Agreement.

(g)
Absence of Certain Changes or Events.  Since December 31, 2008, except as contemplated by this Agreement and except as has been disclosed in the Offeror’s Disclosure Documents filed prior to the date of this Agreement:

(i)	each of the Offeror and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Offeror and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Pan American Material Adverse Change;

(iv)
there has not been any event, circumstance or action taken or failed to be taken, within the knowledge of the Offeror, which could reasonably be expected to or would have a Material Adverse Effect in respect to the Offeror; and

(v)	there are no material change reports filed on a confidential basis with any Government Authority which remain confidential.

(h)	Compliance.

(i)
the operations of the Offeror and its Subsidiaries have been, and are now, conducted in compliance with all Laws of each jurisdiction applicable to the business or operations of the Offeror or any of its Subsidiaries, except for non-compliance which does not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.  There is no complaint, investigation, proceeding or action pending or, to the Offeror's knowledge, threatened which involve allegations of non-compliance with, or violation of, any Laws applicable to it, except for non-compliance or violations which do not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror; and

(ii)	neither the Offeror nor any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of:

(A)	its constating documents or any resolutions of its directors or shareholders; or

(B)	any note, bond, mortgage, indenture, contract, agreement, arrangement or understanding to which it is a party or by which any of its properties or assets is bound or affected,

except for defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Offeror.

(i)	Government Authorizations.

(i)
each of the Offeror and its Subsidiaries have obtained all Government Authorizations necessary for the ownership, operation, development, maintenance, or use of any of its assets or otherwise in connection with the current status of its business or operations and such Government Authorizations are in full force and effect, except where the failure to obtain such Government Authorizations, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Offeror;

(ii)
each of the Offeror and its Subsidiaries has fully complied with, and is in compliance with, all such Government Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Offeror;

(iii)
none of such Government Authorizations contain any burdensome term, provision, condition or limitation which is of a nature that is not generally applicable to corporations or other entities engaged in the business of mineral exploration, development and production in the same jurisdictions as the Offeror and which has a Material Adverse Effect in respect of the Offeror;

(iv)
except as disclosed in the Offeror's Disclosure Documents, there is no action, investigation or proceeding pending or, to the knowledge of the Offeror, threatened regarding any of such Government Authorizations which would have a Material Adverse Effect in respect of the Offeror; and

(v)
except as disclosed in the Offeror's Disclosure Documents, none of the Offeror or any of the Offeror Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Government Authorizations, or of any intention of any Government Authority to revoke or refuse to renew any of such Government Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Offeror and, to the knowledge of the Offeror, all such Government Authorizations shall continue to be effective in order for the Offeror and the Offeror Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(j)	Compliance with Laws. The Offeror has complied with all Laws applicable to it in connection with this Agreement and the transactions contemplated hereby.

(k)	Litigation.

(i)
There are no claims, actions, proceedings, suits, investigations or reviews currently existing, pending or, to the knowledge of the Offeror, threatened against or relating to the Offeror or its Subsidiaries, the business of the

Offeror or any of its Subsidiaries or affecting any of its or their properties or assets by or before any Government Authority which, if adversely determined, would have a Material Adverse Effect in respect of the Offeror or prevent or materially delay the consummation of the transactions contemplated hereby, including, without limitation, the making of the Offers and the taking up of and payment for Aquiline Securities thereunder, nor to the Offeror’s knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding, suit, investigation or review (provided that the representation in this paragraph (l)(i) shall not apply to claims, actions, proceedings, suits, investigations or reviews which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to a Material Adverse Effect in respect of the Offeror).

(ii)	Neither the Offeror nor its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would have a Material Adverse Effect in respect of the Offeror.

(l)
Property and Assets.  Except as disclosed in the Offeror’s Disclosure Documents, each of the Offeror and the Offeror Material Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) necessary to carry on the Offeror's and the Offeror Material Subsidiaries' business in the ordinary course including all the properties and assets reflected in the balance sheet forming part of the financial statements referred to in paragraph (f) above, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and except as disclosed in the Offeror's Disclosure Documents such properties and assets are not subject to any Encumbrance or defect in title of any kind, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Offeror.  Except as disclosed in the Offeror's Disclosure Documents, each of the Offeror and the Offeror Material Subsidiaries may enter into and upon and hold and enjoy the material properties owned or leased by them for the residue of such material properties' respective terms for their own use and benefit without any lawful interruption of or by any other person.

(m)
Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and indicated, inferred and measured mineral resources for the mineral properties in which the Offeror and the Offeror Material Subsidiaries hold an interest, as set forth in the Offeror's Disclosure Documents, were established and disclosed in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects and were, at such date, true and correct in all material respects.  Except in respect of reduction in the ordinary course in connection with mining operations, there has been no reduction in the aggregate amount of estimated mineral reserves and estimated mineral resources of the Offeror and the Offeror Material Subsidiaries, taken as a whole, from the amounts disclosed in the Offeror's Disclosure Documents.

(n)
Insurance. Policies of insurance in force as of the date hereof naming the Offeror and its Subsidiaries as insureds, adequately cover all risk reasonably and prudently foreseeable in the operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Offeror, acting reasonably, prudent to seek insurance rather than provide for self insurance.  All such policies of insurance remain in force and effect.

(o)
Labour Relations. No labour disturbance by the employees of the Offeror or any Subsidiary exists or, to the best of the Offeror’s knowledge, is imminent and the Offeror is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.

(p)
Environmental. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any property now owned, operated, used or leased by the Offeror or any Subsidiary or into the environment surrounding any such property of any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials with respect to which the Offeror or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.

(q)
Information in the Offer Documents.  The Offer Documents will comply in all material respects with the provisions of Securities Laws and the OBCA and, on the date first published or sent or given to the Securityholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Offeror makes no representation or warranty with respect to information furnished by the Company expressly for inclusion in the Offer Documents.

(r)
Reporting Issuer Status.  The Offeror is a reporting issuer or the equivalent thereof of each of the provinces and territories of Canada and is not in default in any material respect under any applicable Securities Laws.

(s)	Stock Exchange Compliance. The Offeror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the Nasdaq.

(t)
Certain Securities Law Matters.  The Pan American Shares, the Pan American Replacement Warrants, the Pan American Consideration Warrants, the Pan American Replacement Options and the Pan American Replacement Debenture to be issued in connection with the transactions contemplated hereby, including the Pan American Shares to be issued upon the valid exercise of the Pan American Replacement Warrants, the Pan American Consideration Warrants, or Pan American Replacement Options or the Pan American Shares to be issued upon the valid conversion of the Pan American Replacement Debenture, will not be subject to (i) any statutory hold or restricted period under the Securities Laws of any province or territory of Canada and, subject to restrictions under Securities Laws in respect of “control distributions”, will be freely tradable within Canada by the holders thereof or (ii) any restrictions on transfer or restrictive legend under the Securities Laws of the United States or any state thereof, other than (a) by virtue of the holder’s affiliate status or (b) legends providing notice that the Pan American Replacement Warrants may not be exercised by or on behalf of a U.S. Person or a person within the United States until a registration statement covering such exercises has become effective under the 1933 Act.

(u)
Compliance with Foreign Corrupt Practices Legislation.  There have been no actions taken or omissions made by the Offeror or, any of its Subsidiaries or any of their affiliates which are in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), or any other similar Law.

SCHEDULE “D”
TO SUPPORT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)
Organization and Qualification.  The Company validly exists as a corporation under the laws of the Province of Ontario and has the requisite corporate power and capacity to own its assets and property and conduct its business as currently owned and conducted.  Each of the Company and its Subsidiaries is duly qualified to carry on its respective business, and is in good-standing, in each jurisdiction in which the character of its assets or properties, owned or leased, or the nature of its activities makes such qualification necessary. The copies of the Company's articles, by-laws and all of the constating documents of the Company's Subsidiaries provided to the Offeror or made available to the Offeror are accurate and complete and have not been amended or superseded since such documents were provided or made available, and neither the Company nor the Company's Subsidiaries has taken any action to amend or supersede such documents since such documents were provided or made available.

(b)	Capitalization and Listing.

(i)	The authorized capital of the Company consists of an unlimited number of Aquiline Shares and as at the date hereof:

(A)	76,288,707 Aquiline Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(B)
there are 4,266,665  outstanding Aquiline Options issued under the Stock Option Plan (at the prices and to the persons identified in a schedule contained in the Company Disclosure Letter), providing for the issuance of 4,266,665 Aquiline Shares upon the exercise thereof;

(C)
there are 7,365,682 outstanding Aquiline Warrants (at the prices and to the persons identified in a schedule contained in the Company Disclosure Letter), providing for the issuance of 7,365,682  Aquiline Shares upon the exercise thereof; and

(D)
there is an outstanding Aquiline Debenture, which may be converted into either: (A) 1,458,333 Aquiline Shares upon the conversion thereof at a conversion price of $12.00 per Aquiline Share; or (B) a contract granting the holder thereof the right to purchase 12.5% of the life of mine payable silver from the Loma de La Plata zone of the Navidad project.

(ii)
All of the issued and outstanding Aquiline Shares of the Company are validly issued, fully paid and non-assessable Aquiline Shares and each of the issued and outstanding Aquiline Options, Aquiline Warrants, and the

Aquiline Debenture have been validly created and issued and all Aquiline Shares issuable upon exercise of the Aquiline Options, and the Aquiline Warrants, respectively or issuable upon the conversion of the Aquiline Debenture have been validly authorized, allotted and reserved for issuance, and will, upon the valid exercise of the Aquiline Options, and the Aquiline Warrants, respectively, or the valid conversion of the Aquiline Debenture, be issued as fully paid and non-assessable Aquiline Shares.

(iii)
Except for the Aquiline Options, Aquiline Warrants, and the Aquiline Debenture identified in paragraph (b)(i) above and as disclosed in the Company Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Company to issue, sell or acquire any securities of the Company (including any pre-emptive or similar rights granted by the Company) or securities or obligations of any kind convertible into or exchangeable for any securities of the Company or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of the Company.

(iv)	No holder of securities issued by the Company or any of its Subsidiaries has any right to compel the Company to register or otherwise qualify securities for public sale.

(v)	The Company is not currently a party to a shareholder rights plan or any agreement that relates to a shareholder rights plan.

(vi)
The Company is not a party to or bound by any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its Subsidiaries which are not directly or indirectly wholly owned by the Company.

(vii)	The issued and outstanding Aquiline Shares are listed for trading on the TSX.

(c)	Subsidiaries.

(i)
The only Subsidiaries of the Company and their respective jurisdictions of incorporation are set out in Schedule “E” hereto.  Each such Subsidiary validly exists under applicable Laws and has the requisite power and capacity to own its assets and property and conduct its businesses as currently owned and conducted.

(ii)
All of the outstanding shares and other ownership interests of the Company's Subsidiaries described in Schedule “E”  are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by the Company are owned free and clear of all Encumbrances, except as set out in Schedule “E” .

(iii)
There are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments on obligations of the Company or any of its Subsidiaries to issue, sell or acquire any securities of such Subsidiary (including any pre-emptive or similar rights granted by the Company or any of its Subsidiaries) or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of that Subsidiaries or any other person.  There are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Company's Subsidiaries.  The Company does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in its Subsidiaries.

(d)
Authority Relative to this Agreement.  The Company has the requisite corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company has been duly authorized by the Board of Directors and no other corporate proceeding on the part of the Company or the Shareholders is necessary to authorize this Agreement and the transactions contemplated hereby (other than any Second-Step Transaction).  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable by the Offeror against the Company in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally.

(e)
No Conflict.  Except as disclosed in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, the making of the Offers by the Offeror, the taking up and payment for Aquiline Shares, Aquiline Warrants and the Aquiline Debenture deposited thereunder and any subsequent Second-Step Transaction carried out and consummated in accordance with the Securities Laws and the OBCA, will not result in:

(i)
a violation, conflict or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consent to be obtained under or give rise to any third party rights of termination, amendment, first refusal, shot-gun, acceleration, cancellation or penalty or payment obligation or right of purchase or sale under any provision of:

(A)	the Company’s or its Subsidiaries’ constating documents or any resolution of the Company’s or any of its Subsidiaries’ directors or Shareholders;

(B)
any Law or any Government Authorization (subject to obtaining the authorizations, consents and approvals referred to in paragraph (f) applicable to the Company or any of its Subsidiaries or by which any of their properties or assets is bound or affected; or

(C)
any note, bond, mortgage, indenture, contract, agreement, arrangement or understanding to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets is bound or affected that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(ii)
the imposition of any Encumbrance upon any of the Company’s or its Subsidiaries’ properties or assets that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect in respect of the Company; or

(iii)	the obligation on the Company or any of its Subsidiaries to make any “change of control” payment or other similar obligation.

(f)
Approvals.  Except as disclosed in the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Government Authority is required to be obtained by the Company or its Subsidiaries for the consummation by the Company of its obligations under this Agreement, except for such authorizations, consents, approvals and filings the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or result in a Material Adverse Effect in respect of the Company.

(g)	Financial Statements and Disclosure Documents.

(i)
The audited financial statements of the Company (including any related notes thereto) prepared on a consolidated basis, for and as at the year ended December 31, 2008 and all unaudited financial statements of the Company (including any related notes thereto) for subsequent periods, have been prepared in accordance with Canadian generally accepted accounting principles including those recommended in the handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis with prior periods and fairly present the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein.  Such financial statements reflect appropriate and adequate reserves in accordance with

Canadian GAAP in respect of contingent liabilities of the Company, if any, of the Company and its Subsidiaries on a consolidated basis.

(ii)
The management of the Company has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws.  Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officers and chief financial officers (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)
To the Company’s knowledge, there is currently no effect, event, occurrence or state of facts that would, or would reasonably be expected to prevent the chief executive officer and/or the chief financial officer from properly providing the certifications required under Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” under Form 52-109F1 “Certification of Annual Filings” with respect to the Company's annual filings for its fiscal year ended December 31, 2009, without taking into account any transactions contemplated by this Agreement.

(iv)
Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors.

(v)	Since December 31, 2008, except as has been disclosed in the Company's Disclosure Documents, the Company has not effected any change in its accounting methods, principles or practices.

(vi)
The Company has filed with the appropriate Government Authority true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it under Securities Laws.  The

Company's Disclosure Documents were, as of their respective dates, in compliance in all material respects with Securities Laws and did not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)
Liabilities.  Except as disclosed in the Company Disclosure Letter, the Company and its Subsidiaries have no indebtedness outstanding, other than trade payables incurred in the ordinary course of business.  The Company and its Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise), and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, other than liabilities disclosed, reflected or provided for in the Company's audited financial statements as at and for the year ended December 31, 2008 and in the Company's unaudited financial statements as at and for the three and six months period ended June 30, 2009 or disclosed in the Company Disclosure Letter.

(i)
Absence of Certain Changes or Events.  Since December 31, 2008, except as contemplated by this Agreement and except as has been disclosed in the Company's Disclosure Documents filed prior to the date of this Agreement or disclosed in the Company Disclosure Letter:

(i)	each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Company and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Company Material Adverse Change;

(iv)
there has not been any event, circumstance or action taken or failed to be taken, within the knowledge of the Company, which could reasonably be expected to or would have a Material Adverse Effect in respect to the Company; and

(v)	there are no material change reports filed on a confidential basis with any Government Authority which remain confidential.

(j)	Compliance. Except as disclosed in the Company Disclosure Letter:

(i)
the operations of the Company and its Subsidiaries have been, and are now, conducted in compliance with all Laws of each jurisdiction applicable to the business or operations of the Company or any of its Subsidiaries, except for non-compliance which does not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.  There is no complaint, investigation, proceeding or action pending or, to the Company's knowledge, threatened which involve allegations of non-compliance with, or violation of, any such Laws; and

(ii)	neither the Company nor any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of:

(A)	its constating documents or any resolutions of its directors or shareholders; or

(B)	any note, bond, mortgage, indenture, contract, agreement, arrangement or understanding to which it is a party or by which any of its properties or assets is bound or affected,

except for defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Company.

(k)	Government Authorizations. Except as disclosed in the Company Disclosure Letter:

(i)
each of the Company and its Subsidiaries have obtained all Government Authorizations necessary for the ownership, operation, development, maintenance, or use of any of its assets or otherwise in connection with the current status of its business or operations and such Government Authorizations are in full force and effect;

(ii)
each of the Company and its Subsidiaries has fully complied with, and is in compliance with, all such Government Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Company;

(iii)
(none of such Government Authorizations contain any burdensome term, provision, condition or limitation which is of a nature that is not generally applicable to corporations or other entities engaged in the business of mineral exploration, development and production in the same jurisdictions as the Company and which has or would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(iv)	there is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened regarding any of such Government Authorizations; and

(v)
none of the Company or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Government Authorizations, or of any intention of any Government Authority to revoke or refuse to renew any of such Government Authorizations, except in each case, for revocations or nonrenewals which, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Company and, to the knowledge of the Company, all such Government Authorizations shall continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(l)
Compliance with Laws.  The Company and its Subsidiaries have complied with, and are in compliance with, all Laws applicable to them in connection with this Agreement and the transactions contemplated hereby.

(m)	Litigation.

(i)
There are no claims, actions, proceedings, suits, investigations or reviews currently existing, pending or, to the knowledge of the Company, threatened against or relating to the Company or its Subsidiaries, the business or operations of the Company or any of its Subsidiaries or affecting any of its or their properties or assets by or before any Government Authority which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect in respect of the Company or prevent or materially delay the consummation of the transactions contemplated hereby, nor to the Company’s knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding, suit, investigation or review (provided that the representation in this paragraph (m)(i) shall not apply to claims, actions, proceedings, suits, investigations or reviews which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to a Material Adverse Effect in respect of the Company).

(ii)
Neither the Company nor its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of the Company.

(n)
Property and Assets.  Except as disclosed in the Company's Disclosure Letter, each of the Company and its Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests, but excluding for greater certainty Concessions and Lands) necessary to carry on the Company’s and its Subsidiaries’ business in the ordinary course including all the properties and assets reflected in the balance sheet forming part of the financial statements referred to in paragraph (g) above, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and except as disclosed in the Company's Disclosure Letter, such properties and assets are not subject to any Encumbrance or defect in title of any kind, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a

Material Adverse Effect in respect of the Company.  Each of the Company and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties' respective terms for their own use and benefit without any lawful interruption of or by any other person.

(o)	Condition of Property and Assets. Except as disclosed in the Company Disclosure Letter, all of the property and assets described in paragraph (n) are, in all material respects:

(i)	in good operating condition;

(ii)	in a state of good maintenance and repair having regard to the use to which such property and assets are put and the age thereof; and

(iii)	usable in the ordinary course of business.

(p)
Mineral Reserves and Resources.  The proven and probable mineral reserves and indicated, inferred and measured mineral resources for the mineral properties in which the Company or its Subsidiaries hold an interest, as set forth in the Company's Disclosure Documents, were established and disclosed in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects and were, at such date, true and correct in all material respects.  There has been no reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its Subsidiaries, taken as a whole, from the amounts disclosed in the Company's Disclosure Documents.

(q)	Mining Concessions and Lands.

(i)
The Company and its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to each mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein identified in the Company Disclosure Letter (“Concessions”) and all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding Concessions) identified in the Company Disclosure Letter (“Lands”).  Except as disclosed in the Company Disclosure Letter, each Concession is in good standing and each Concession and all of the Lands are held by the Company or its Subsidiaries free and clear of all Encumbrances or defects in title. The Company Disclosure Letter sets out an up-to-date, true and accurate map and lists all material details in respect of: (A) the interests of the Company and its Subsidiaries in each of the Concessions and Lands; and (B) the agreement or other document pursuant to which such Concessions and Lands were acquired by the Company or its Subsidiaries, as the case may be. The Company and each of its Subsidiaries set out in Schedule “E”, is lawfully authorized to hold the interests in the Concessions and the Lands set out in the Company Disclosure Record.

(ii)	Except as disclosed in the Company Disclosure Letter, and applying generally accepted standards in the mining industry in Argentina and Peru, as applicable:

(A)	each Concession has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case;

(B)	the Company or its Subsidiaries has the exclusive right to deal with the Concessions and the Lands;

(C)	no person other than the Company or its Subsidiaries has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(D)	there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would affect the Company's or its Subsidiaries' interests in the Concessions or the Lands;

(E)
neither the Company nor its Subsidiaries has received any notice, whether written or oral, from any Government Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company's or its Subsidiaries' interests in the Concessions or the Lands;

(F)
the Concessions and Lands are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iii)
The Company has provided the Offeror with access to full and complete copies of all exploration information and data within the possession or control of the Company and its Subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all material technical reports, feasibility studies and other similar reports and studies concerning the Concessions and the Lands, and the Company or its Subsidiaries has the sole right, title, ownership and right to use all such information, data reports and studies.

(iv)
Except as disclosed in the Company Disclosure Letter, there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Company and its Subsidiaries, that are pending or threatened, against or affecting or which could affect the Company’s or its Subsidiaries ownership, title to or right to explore or develop the Concessions or the Lands.

(v)
All work and activities carried out in connection with the Concessions and on the Lands by the Company or its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither the Company nor its Subsidiaries, nor, to the knowledge of the Company and its Subsidiaries, any other person, has received any notice of any breach of any such applicable Laws.

(vi)	The Company and its Subsidiaries have made full disclosure to the Offeror of all material facts of which each of Company and its Subsidiaries has knowledge relating to the Concessions and the Lands.

(r)	Tax Matters.

(i)
The Company and each of its Subsidiaries has filed all tax returns required to be filed by it (and such returns are true, complete and correct in all material respects), has paid in full on a timely basis all Taxes that are imposed under any Laws or by any relevant taxing authority that are due and payable and has made adequate provision in the financial statements referred to in paragraph (g) above for the payment of all Taxes not then due and payable including all Taxes shown to be payable on the returns or on subsequent assessments with respect thereto and no other Taxes are payable by the Company or its Subsidiaries with respect to the items or time periods covered by the returns.  Each of the Company and its Subsidiaries has made adequate and timely payment of instalments of the Taxes for the taxation period ending on or immediately before the Expiry Time.  With respect to any taxation period up to and including the Expiry Time for which tax returns have not yet been filed or for which Taxes are not yet due and payable, each of the Company and its Subsidiaries, has only incurred liabilities for Taxes in the ordinary course of its business consistent with past practice.  Except as disclosed in the Company Disclosure Letter, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Taxes.  No deficiencies exist or have been asserted with respect to Taxes of the Company or its Subsidiaries, neither the Company nor any Subsidiaries is a party to any action, proceeding or assessment in respect of the collection of Taxes, nor has any such event been asserted or threatened against the Company or its Subsidiaries or any of their respective properties and assets and, to the best of the Company's knowledge, as of the date of this Agreement none of the Company or its Subsidiaries is subject to any assessments, penalties or levies with respect to Taxes that will result in any liability on its part in respect of any period ending on or before the Expiry Time in excess of the amount provided for in the financial statements referred to in paragraph (g)

above.  Except as disclosed in the Company Disclosure Letter, to the knowledge of the Company and its Subsidiaries, no audit, investigation, assessment or reassessment of Taxes is reasonably anticipated or imminent.

(ii)
The Company and each of its Subsidiaries has withheld from each payment made to each of its current or former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes, including income tax, and all other deductions required to be withheld therefrom and has paid the same to the applicable Government Authority within the time required under applicable Laws.

(s)	Environmental Laws. Except as disclosed in the Company Disclosure Letter, the Company and its Subsidiaries (and their respective businesses and operations):

(i)
are in compliance with all applicable Laws and Government Authorizations relating human health, occupational health and safety, natural resources, the processing, use, treatment, storage disposal, discharge, transport or handling of any pollutants, contaminants, chemicals, industrial, toxic or hazardous substances or wastes or the environment in Argentina and Peru and in other applicable foreign jurisdictions with regulatory jurisdiction over the Company or its Subsidiaries (the “Environmental Laws”) and all planning and development related to the Navidad project is being undertaken in accordance with the Equator Principles, World Bank guidelines and International Finance Corporation Performance Standards (the “International Standards”); and

(ii)
have obtained all Government Authorizations that are required to carry on their respective businesses and operations under all applicable Environmental Laws and have no reason to believe that all other required Government Authorizations will not be issued in a timely manner;

where non-compliance with such Laws or Government Authorizations or failure to obtain those Government Authorizations could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

(t)
Environmental Liability.  Except as disclosed in the Company Disclosure Letter, neither the Company nor its Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any breach, liability or remedial action (or alleged breach, liability or remedial action) arising under the Environmental Laws, with respect to matters environmental permits, the International Standards or with respect to environmental matters that could reasonably be expected to have, individually or in the aggregate, a Materially Adverse Effect in respect of the Company, and neither the Company nor its Subsidiaries have (with respect to their respective businesses and operations) any obligation, nor have they at any time undertaken to remedy, nor are they aware of, any breach of, or liability under, Environmental Laws, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

(u)
Determinations by the Board.  The Board of Directors (after receiving advice from its legal and financial advisors) has unanimously (other than directors abstaining from voting by reason of conflict of interest) determined at its meeting held on September 24, 2009 that the Offers and the performance by the Company of its obligations under this Agreement are in the best interests of the Company and its Securityholders.

(v)
Books and Records.  The corporate records and minute books of the Company and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(w)
Insurance.  Policies of insurance in force as of the date hereof naming the Company and its Subsidiaries as insureds, adequately cover all risk reasonably and prudently foreseeable in the operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek insurance rather than provide for self insurance.  All such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

(x)	Employment Agreements.

(i)
Except as disclosed in the Company Disclosure Letter, neither the Company nor any Subsidiaries has any written or oral employment, service or consulting agreement relating to any one or more individuals, except for oral employment agreements which are of indefinite term and without any special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment or change of control of the Company.  Set forth in the Company Disclosure Letter is a complete list setting out the name of each director, officer, employee and consultant of the Company and its Subsidiaries who is a party to or a participant in any written or oral agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such person following a change of control of the Company and a description and calculation of the entitlements of each such person.

(ii)
Except as set forth in the Company Disclosure Letter, the Company has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus or in connection with the completion of the Offers or any other transaction contemplated hereby, that in each case has not been paid.

(y)
Pension and Employee Benefits.  Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has, or is subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.  All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected on the books and records of the Company.

(z)
Material Contracts.  The Company Disclosure Letter sets out all Contracts material to the business, the operations, the property, the assets or the capital of the Company and its Subsidiaries (the “Material Contracts”) to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or its Subsidiaries is bound and each such Material Contract is in full force and effect, and the Company and such Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Offeror for inspection true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of the Company enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting the creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  The Company and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of the Company or any of its Subsidiaries.  As at the date hereof, the Company has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened. Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business or operations of the Company or any of its Subsidiaries. There are no third party consents required under any of the Material Contracts of the Company and its Subsidiaries required for the completion of the transactions contemplated hereby.

(aa)	Non-Arm's Length Agreements. Other than set forth in the Company Disclosure Letter, there are no agreements entered into by the Company or its Subsidiaries with any person (other than the Company or its Subsidiaries) that is not at “arm's length” with the Company (within the meaning of that expression in the Tax Act).

(bb)
Relationships with Customers, Suppliers, Distributors and Sales Representatives.  The Company has not received any written (or to the knowledge of the Company other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew a material relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened, which, in either case, individually or in the aggregate, would have a Material Adverse Effect in respect of the Company.

(cc)	United States Applicable Laws.

(i)	The Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(ii)	The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act).

(iii)	To the knowledge of the Company, U.S. holders for purposes of Form F-80 under the 1933 Act hold no more than 40% of any class of the Aquiline Securities.

(dd)
Brokers.  Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

(ee)
Reporting Issuer Status.  The Company is a reporting issuer or the equivalent thereof in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and is not in default in any material respect under any applicable Securities Laws.

(ff)	Stock Exchange Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

Compliance with Foreign Corrupt Practices Legislation.  There have been no actions taken or omissions made by the Company or, any of its Subsidiaries or any of their affiliates which are in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), or any other similar Law.

SCHEDULE "E"
TO SUPPORT AGREEMENT

COMPANY SUBSIDIARIES

Subsidiaries	Jurisdiction of Incorporation	Number and Class of Shares	Percentage Ownership of Voting and Equity Shares
Aquiline Holdings Inc.	Barbados	3,500,000 common	100%
Minera Argenta S.A.	Argentina	154,975,401 common	100% 81.5% - AQI 18.5% - Aquiline Holdings Inc.
Minera Aquiline Argentina S.A.	Argentina	64,204,017 common	100% 98.22% - AQI 1.78% - Martin Walter, in trust
Minera Calipuy S.A.C.	Peru	8,673,044 common	100%
Minera Aquilón S.A de C.V.	Mexico		100%
Minera San Isidro S.A. de C.V.	Mexico		100%
Absolut Resources Inc.	Yukon	100 common	100%

E-1

SCHEDULE "F"
TO SUPPORT AGREEMENT

OFFEROR MATERIAL SUBSIDIARIES

Offeror Material Subsidiaries	Jurisdiction of Incorporation	Percentage Ownership (rounded to the nearest whole %)
Pan American Silver S.A. Mina Quiruvilca	Peru	100%
Pan American Silver Peru S.A.C.	Peru	100%
Compania Minera Argentum S.A.	Peru	92%
Plata Panamericana S.A. de C.V.	Mexico	100%
Minera Corner Bay S.A. de C.V.	Mexico	100%
Compania Minera Alto Valle S.A.	Argentina	100%
Minera Triton Argentina S.A.	Argentina	100%
Pan American Silver (Bolivia) S.A.	Bolivia	95%

F-1

Document 2

Aquiline Resources Inc.
Exchange Tower
130 King Street West, Suite 3680
Toronto, ON M5X 1B1

DELIVERED PRIVATE AND CONFIDENTIAL	As of October 14, 2009

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, British Columbia
V6C 2T
Attention:    Geoff Burns, President and Chief Executive Officer

Dear Sirs:

Re:              Support Agreement – Company Disclosure Letter

Please find below certain disclosure required to be provided by Aquiline Resources Inc. ("Aquiline" or the "Company") in connection with the support agreement dated October 14, 2009 between Aquiline and Pan American Silver Corp. (the "Support Agreement").

Unless otherwise indicated, capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Support Agreement.

The representations and warranties of Aquiline in the Support Agreement are qualified by, and made subject to, the disclosure in this Company Disclosure Letter. Nothing herein is intended to broaden the scope of any representation or warranty of Aquiline contained in the Support Agreement or to create any covenant on the part of Aquiline. Notwithstanding the foregoing, inclusion of information in this Company Disclosure Letter shall not be construed as an admission that such information is material to the business of the Aquiline and its Subsidiaries so as to necessitate public disclosure on SEDAR, and inclusion of information in connection with disclosure of matters that are not in the ordinary course of business shall not be construed as an admission that the included items or actions are not in the ordinary course of business.

Section numbers and schedule references used herein correspond to the section numbers and schedule references in the Support Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section under the Support Agreement to which, based upon the information stated herein, it is reasonable to conclude that such disclosure would relate. The headings in these sections are for convenience of reference only and shall not affect the disclosures contained herein.

AQUILINE RESOURCES INC.

Per:	/s/ Marc C. Henderson
Authorized Signing Officer

Accepted, acknowledged and agreed to as of October 14, 2009.

PAN AMERICAN SILVER CORP.

Per:	/s/ Robert Pirooz
Authorized Signing Officer

SECTION "1.4(c)"
EMPLOYMENT ARRANGEMENTS

1.	Consultancy Agreement between the Company and Ironbark International Inc. dated December 11, 2008 (unsigned).

2.	An employment letter from the Company to [name of employee], dated October 29, 2008.

3.	Employment Agreement between the Company and Dennis Gibson, dated April 6, 2006.

4.	Employment Agreement (in Spanish) between Minera Calipuy S.A.C. ("Calipuy") and Daniel Noone, dated April 15, 2008.

5.	Employment Agreement between the Company and [name of employee], dated May 1, 2008.

6.	Employment Agreement between Minera Argenta S.A. ("MASA") and [name of employee], dated May 1, 2008.

7.	Agreement between Inversiones Mineras Argentinas S.A. and Dean Williams, dated April 11, 2007, and adjustments.

8.	Employment Agreement between the Company and Flora Wood, dated May 1, 2007, and adjustments.

9.	Employment Agreement between the Company and John Chulick, dated March 9, 2007, and adjustments.

10.	Employment Letter from Minera Aquiline Argentina S.A. ("MAA") on behalf of MAA and the Company to [name of employee], dated November 1, 2007.

11.	Employment Agreement between the Company and Marc Henderson, dated June 1, 2006, and adjustments.

12.	Employment Agreement between the Company and Martin Walter, dated June 1, 2006, and adjustments.

13.	Change of control severance agreement between [name of employee] and the Company.

14.	Employee Benefits Plan [Policy Number].

SECTION "1.6(c)"

The following is a list of contracts and agreements between the Indemnified Parties and the Company, which provide rights to indemnification in favour of the Indemnified Parties:

1.	Indemnification Agreement in the form provided in the electronic data room between the Company and Harry Burgess.

2.	Indemnification Agreement in the form provided in the electronic data room between the Company and John Chulick.

3.	Indemnification Agreement in the form provided in the electronic data room between the Company and David Constable.

4.	Indemnification Agreement in the form provided in the electronic data room between the Company and Dennis Gibson.

5.	Indemnification Agreement in the form provided in the electronic data room between the Company and Marc Henderson.

6.	Indemnification Agreement in the form provided in the electronic data room between the Company and Darren Maupin.

7.	Indemnification Agreement in the form provided in the electronic data room between the Company and Daniel Noone.

8.	Indemnification Agreement in the form provided in the electronic data room between the Company and John Sutherland.

9.	Indemnification Agreement in the form provided in the electronic data room between the Company and Kenneth Thomas.

10.	Indemnification Agreement in the form provided in the electronic data room between the Company and Martin Walter.

11.	Indemnification Agreement in the form provided in the electronic data room between the Company and Flora Wood.

12.	Indemnification Agreement in the form provided in the electronic data room between the Company and Blaise Yerly.

SECTION "3.1"

1.
The Company (as guarantor), Absolut Resources Inc. ("Absolut"), a wholly owned subsidiary of the Company, Monterrico Metals plc ("Monterrico"), a subsidiary of Xiamen Zijin Tonguuan Investment Development Co. Ltd., a consortium of three Chinese companies, Intercontinental Resources Inc. ("Intercontinental"), a subsidiary of Monterrico, and Pico Machay Cayman Limited ("PMCL") entered into a share and mining concessions purchase agreement dated October 2, 2009 (the "Monterrico Agreement") with respect to the purchase of the Pico Machay gold property in Peru. Pursuant to the terms of the Monterrico Agreement, Absolut purchased from Intercontinental all of the issued and outstanding shares in PMCL. PMCL holds all but one share in Minera Pico Machay S.A.C ("Minera Pico"). Calipuy, an indirect subsidiary of the Company, purchased from Minera Coripacha S.A.C. ("Minera Coripacha"), an indirect subsidiary of Monterrico, the remaining one share of Minera Pico. Minera Pico holds the registered title to the mining concessions comprising of the Pico Machay gold project. As a result of these purchases, the Company now holds all of the issued and outstanding shares in Minera Pico. The total purchase price was US$7.8 million, of which US$1.2 million has been already paid, and US$6.6 million was satisfied by the issuance by Absolut of a promissory note by Absolut in favour of Intercontinental. The note has a two year term, and is payable in eight quarterly installments of US$825,000 each.

2.	Possible settlement of litigation with [name of individual].

3.
An agreement between MASA and [name of individual] dated March 10, 2008 (the "[name of individual] Agreement") related to the swap deed whereby MASA acquired from [name of individual] the [description of land], dated February 26, 2008. The [name of individual] Agreement provides for the construction of a house in [name of individual] land, which value would not be more than 20% in excess of the previous [name of individual] house (excluding the value of the land). In order to satisfy this obligation, the Company may incur an expense of up to US$100,000.

4.
Pursuant to the term of the sponsorship agreement between the Company and Alpine Canada Alpin ("ACA") dated June 8, 2007 (the "Sponsorship Agreement") for the term of three years (June 1, 2007 to May 31, 2010 with an option to renew for a further term of two years), the Company is obligated to pay ACA a sponsorship fee of $225,000 for the first year, $235,000 for the second year and $245,000 for the third year. As of the date hereof, the amount owing in fulfilment of the Sponsorship Agreement is $100,000.

SCHEDULE "D" – PARAGRAPH (b)(B)
ISSUED AND OUTSTANDING AQUILINE OPTIONS

See attached.

		AQUILINE RESOURCES
Stock Option Schedule		September 30, 2009
Option Plan Ceiling Ceiling under Plan:	Rolling 10% Plan			Available Under Plan Total Shares lss & Out Shares Available (10%)		78,288,707 7,628,871	(as at Sept 30, 2009)
Name	Date Granted	Exercise Price	Vesting Details	O/S Options 01-Jan-09	Granted During Period	Exercised During Period	Natural Expiry	Cancelled Ceased to be a service provider	Forfeiture Options Cancelled During Period	Outstanding Options Year to 31-Dec-09	Expiry Date
Marc Henderson	Mar 19/04	$1.35		175,000		(175,000)				0	Mar 19/09
(Director)	Feb 15/08	$12.00	1	250,000						250,000	Feb 15/11
	Dec 04/08	$2.00	1	275,000						275,000	Dec 04/11
										525,000

Blaise F. Yerly	Mar 19/04	$1.35		125,000		(125,000)				0	Mar 19/09
(Director)	Feb 15/08	$12.00	1	150,000						150,000	Feb 15/11
	Dec 04/08	$2.00	1	150,000						150,000	Dec 04/11
										300,000

Martin Walter	Feb 15/08	$12.00	1	200,000						200,000	Feb 15/11
(Director)	Dec 04/08	$2.00	1	200,000						200,000	Dec 04/11
										400,000

David Constable	Mar 19/04	$1.35		75,000		(75,000)				0	Mar 19/09
(Director)	Feb 15/08	$12.00	1	125,000						125,000	Feb 15/11
	Dec 04/08	$2.00	1	125,000						125,000	Dec 04/11
										250,000

John J. Sutherland	Feb 15/08	$12.00	1	125,000						125,000	Feb 15/11
(Director)	Dec 04/08	$2.00	1	125,000						125,000	Dec 04/11
										250,000

G. Michael Hobart	Mar 19/04	$1.35		25,000		(25,000)				0	Mar 19/09
(Consultant)	Feb 15/08	$12.00	2	25,000						25,000	Feb 15/11
	Dec 04/08	$2.00	1	25,000						25,000	Dec 09/11
										50,000

[name of individual]	Mar 19/04	$1.35		25,000		(25,000)				0	Mar 19/09
(Consultant)										0

[name of individual]	Mar 19/04	$1.35		15,000		(15,000)				0	Mar 19/09
(Consultant)										0

[name of individual]	Jan 03/07	$8.00		8,000			(8,000)			0	Jan 03/09
(Employee)	Feb 15/08	$12.00	2	10,000						10,000	Feb 15/11
	Dec 04/08	$2.00	1	10,000						10,000	Dec 09/11
										20,000

[name of individual]	Mar 19/04	$1.35		40,000		(40,000)				0	Mar 19/09
(Employee)	Jan 03/07	$8.00		30,000			(30,000)			0	Jan 03/09
	Feb 15/08	$12.00	2	30,000						30,000	Feb 15/11
	Apr 01/08	$5.40	1	2,778			(2,778)			0	May 12/09
	Dec 04/08	$2.00	1	25,000						25,000	Dec 09/11
										55,000

[name of individual]	Mar 19/04	$1.35		20,000		(20,000)				0	Mar 19/09
(Consultant)	Apr 01/08	$5.40		2,778			(2,778)			0	May 12/09
										0

John Chulick	Feb 15/08	$12.00	2	200,000						200,000	Feb 15/11
(Officer)	Dec 04/08	$2.00	1	175,000						175,000	Dec 09/11
										375,000

[name of individual]	Jan 03/07	$8.00		18,000			(18,000)			0	Jan 03/09
(Employee)	Feb 15/08	$12.00	2	10,000						10,000	Feb 15/11
	Dec 04/08	$2.00	1	10,000						10,000	Dec 09/11
										20,000

Dennis Gibson	Feb 15/08	$12.00	2	100,000						100,000	Feb 15/11
(Officer)	Dec 04/08	$2.00	1	100,000						100,000	Dec09/11
										200,000

[name of indrvidual]	Jan 03/07	$8.00		25,000			(25,000)			0	Jan 03/09
(Consultant)										0

[name of employee]	Jan 03/07	$8.00		20,000	(20,000)	0	Jan 03/09
	Feb 15/08	$12.00	2	25,000		25,000	Feb 15/11
	Dec 04/08	$2.00	1	10,000		10,000	Dec 09/11
						35,000

[name of employee]	Jan 03/07	$8.00		25,000	(25,000)	0	Jan 03/09
	Feb 15/08	$12.00	2	25,000		25,000	Feb 15111
	Dec 04/08	$2.00	1	25,000		25,000	Dec 04/11
						50,000

[name of employee]	Jan 03/07	$8.00		20,000	(20.000)	0	Jan 03/09
	Feb 15/08	$12.00	2	60,000		60,000	Feb 15/11
	Dec 04/08	$2.00	1	60,000		60,000	Dec 04/11
						120,000

[name of employee]	Jan 03/07	$8.00		10.000	(10,000)	0	Jan 03/09
	Feb 15/08	$12.00	2	20,000	(20,000)	0	Feb 15/11
						0

Flora Wood	Apr 20/07	$8.92		100,000	(100,000)	0	Apr 20/09
(Officer)	Feb 15/08	$12.00	2	100,000		100,000	Feb 15/11
	Dec 04/08	$2.00	1	100,000		100,000	Dec 04/11
						200,000

[name of individual]	Apr 20/07	$8.92		50,000	(50.000)	0	Apr 20/09
(Employee)	Feb 15/08	$12.00	2	60,000		60,000	Feb 15/11
	Dec 04/08	$2.00	1	60,000		60,000	Dec 04/11
						120,000

[name of employee]	Feb 15/08	$12.00	2	50,000		50,000	Feb 15/11
	Dec 04/08	$2.00	1	50,000		50,000	Dec 04/11
						100,000

[name of employee]	Feb 15/08	$12.00	2	15,000		15,000	Feb 15/11
	Dec 04/08	$2.00	1	10,000		10,000	Dec 04/11
						25,000

[name of employee]	Feb 15/08	$12.00	2	25,000	(25,000)	0	Feb 15/11
						0

[name of employee]	Feb 15/08	$12.00	2	10,000	(10,000)	0	Feb 15/11
						0

[name of employee]	Feb 15/08	$12.00	2	10,000		10,000	Feb 15/11
						10,000

[name of employee]	Feb 15/08	$12.00	2	10,000		10,000	Feb 15/11
						10,000

[name of employee]	Feb 15/08	$12.00	2	10,000		10,000	Feb 15/11
						10,000

[name of employee]	Feb 15/08	$12.00	2	20,000	(20,000)	0	Feb 15/11
						0

[name of employee]	Feb 15/08	$12.00	2	50,000	(50,000)	0	Feb 15/11
	Dec 04/08	$2.00	1	10,000	(10,000)	0	Dec 04/11
						0

[name of employee]	Feb 15/08	$12.00	2	50,000		50,000	Feb 15/11
	Dec 04/08	$2.00	1	75,000		75,000	Dec 04/11
						125,000

[name of employee)	Feb 15/08	$12.00	2	10,000		10,000	Feb 15/11
						10,000

[name of employee]	Feb 15/08	$12.00	2	10,000	(10,000)	0	Feb 15/11
						0

[name of employee]	Feb 15/08	$12.00	2	10,000		10,000	Feb 15/11
						10,000

[name of employee]	Feb 15/08	$12.00	2	20,000		20,000	Feb 15/11
	Dec 04/08	$2.00	1	25,000		25,000	Dec 04/11
						45,000

[name of employee]	Feb 15/08	$12.00	2	20.000						20,000	Feb 15/11
	Dec 04/08	$2.00	1	10,000						10,000	Dec 04/11
										30,000

Daniel Noone	Apr 01/08	$12.00	3	50,000						50,000	Apr 01/11
(Officer)	Apr 01/08	$6.30	1	11,111						11,111	Jul 23/12
	Dec 04/08	$2.00	1	75,000						75,000	Dec 04/11
										136,111

Harry Burgess	Apr 01/08	$12 00	1	50,000						50,000	Apr 01/11
(Director)	Apr 01/08	$9.00	1	16,667			(16,667)			0	Sep 09/09
	Apr 01/08	$6.30	1	22,222						22,222	Jul 23/12
	Jun 14/08	$8.25	5	125,000						125,000	Jun 14/11
	Dec 04/08	$2.00	1	125,000						125,000	Dec 04/11
										322,222

[name of employee]	Apr 01/08	$5.40	1	2,778			(2,778)			0	May 12/09
	Apr 01/08	$6.30	1	3,333						3,333	Jul 23/12
										3,333

[name of employee]	Apr 01/08	$5.40	1	2,778			(2,778)			0	May 12/09
	Apr 01/08	$6.30	1	3,333						3,333	Jul 23/12
										3,333

[name of employee]	Apr 01/08	$5.58	1	3,333						3,333	Oct 06/10
	Apr 01/08		1	3,333						3,333	Jul 23/12
										6,666

Ken Thomas	Jun 09/08	$8.25	4	150,000						150,000	Jun 09/11
(Director)	Dec 04/08	$2.00	1	125,000						125,000	Dec 04/11
										275,000

[name of employee]	Dec 04/08	$2.00	1	25,000						25,000	Dec 04/11
										25,000

[name of employee]	Dec 04/08	$2.00	1	25,000						25,000	Dec 04/11
										25,000

Darren Maupin	Dec 09/08	$2.00	1	125,000						125,000	Dec 04/11
(Director)										125,000

Shares Outstanding				5,245,444	-	(500,000)	(478,779)	-	-	4,266,666	Shares Outstanding

Ceiling Per Plan or 10%										7,628,871

Shares Available										3,362,206

Vesting details
1 Options vest immediately.
2 50% vest on August 15, 2008 and 50% vest on February 15, 2009.
3 50% vest on October 1, 2008 and 50% vest on April 1, 2009.
4 50% vest on December 10, 2008 and 50% vest on June 9, 2009.
5 50% vest on December 14, 2008 and 50% vest on June 14, 2009.

Exercised		Funds received
[name of individual]	[number of options]	$

SCHEDULE "D" – PARAGRAPH (b)(C)
ISSUED AND OUTSTANDING AQUILINE WARRANTS

See attached.

AQUILINE RESOURCES INC.
Warrant Registry                                                      25-Sep-09

Cert. No.	Warrants	Registration	Issue Date	Expiry Date	Exercise Price	Transfer
2008-001	150,000	[information regarding the registered holder]	08-Feb-08
"Conversion Deadline" which is the 30th day following the earlier of (i) the Maturity Date and (ii) the date that is twenty-three (23) months after February 8, 2008. "Maturity Date" means the date that is the later of: (a) the Corporation completing a feasibility study on the Property, (b) the Corporation making, and publicly announcing, a decision to proceed with the construction of a mine on the Property, and (c) the Corporation receiving all necessary permits to proceed with the construction of a mine on the Property.
					$ 13.00
2008-002	87,500	[information regarding the registered holder]	08-Feb-08
"Conversion Deadline" which is the 30th day following the earlier of (i) the Maturity Date and (ii) the date that is twenty-three (23) months after February 8, 2008. "Maturity Date" means the date that is the later of (a) the Corporation completing a feasibility study on the Property, (b) the Corporation making, and publicly announcing, a decision to proceed with the construction of a mine on the Property, and (c) the Corporation receiving all necessary permits to proceed with the construction of a mine on the Property.
					$ 13.00
2008-001	1,818,182	[information regarding the registered holder]	07-May-08	31-Dec-09	$ 10.00
2008-002	25,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Re-registered under the same warrant number in the name of [information regarding the registered holder] with no change of beneficial ownership November 24, 2008
2008-003	10,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-004	40,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-005	100,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Re-registered under the same warrant number in the name of [information regarding the registered holder] with no change of beneficial ownership November 26, 2008
2008-006	8,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Re-registered under the same warrant no. in the name of [information regarding the registered holder] with no change of beneficial ownership April 27, 2009
2008-007	8,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-008	400,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-009	11,500	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Re-registered under the same warrant no. in the name of [information regarding the

						registered holder] with no change of beneficial ownership April 27, 2009
2008-010	1,050,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-011	1,500,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-012	62,500	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-013	-	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Cancelled and replaced by 2008-016
2008-013	20,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008-014	10,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50
2008--016	450,000	[information regarding the registered holder]	22-Oct-08	22-Oct-11	$ 2.50	Replacing old 2008-013 to [information regarding the registered holder]
2008-017	100,000	[information regarding the registered holder]	05-Nov-08	05-Nov-11	$ 2.50
2008-018	10,000	[information regarding the registered holder]	05-Nov-08	05-Nov-11	$ 2.50
2008-019	5,000	[information regarding the registered holder]	05-Nov-08	05-Nov-11	$ 2.50
2008-020	1,500,000	[information regarding the registered holder]	05-Nov-08	05-Nov-11	$ 2.50
	7,365,6822

SCHEDULE "D" – SECTION (e)
CONFLICT DISCLOSURE

The execution of the Agreement and the performance by the Company of its obligations thereunder and the transactions contemplated thereunder will result in the obligation on the Company or its Subsidiaries to make the "change of control" payments as detailed in the attached summary entitled "Projected Corporate Office Change of Control Severance Payments".

In addition to the individual listed in the "Projected Corporate Office Change of Control Severance Payments" summary attached hereto as Exhibit "A", the execution of the Agreement and the performance by the Company of its obligations thereunder and the transactions contemplated thereunder will also result in the obligation on the Company or its Subsidiaries to make the "change of control" payment to:

1.	[name of employee]:

Pursuant to the employment agreement between [name of employee] and the Company dated May 1, 2008, as follows. In the event of the termination of his employment without cause or upon a "triggering event"1 occurring within one year of a "change of control"2 of the Company: (i) [name of employee] will be entitled to receive severance equal to: (A) if terminated during the first year, 6 months of his base salary, or (B) if terminated after the first year, 8 months of his base salary, plus one month of base salary for each additional year served, up to a maximum of 18 months of base salary; (ii) [name of employee] will be entitled to receive all benefits under the Company's benefit plans for a period of 6 months; and (iii) all unvested stock options granted to [name of employee] will vest immediately.

______________

1  A "triggering event" means any event occurring without the consent of the executive that may generally be considered as basis for constructive dismissal, including, among other thins, change in position, duties, responsibilities, title or office (other than a promotion); reduction of or failure to increase salary, benefits or other remuneration; failure to continue the executive's entitlements to group benefits; change in location of work; and reduction of paid vacation days.

2  a "change of control" means (i) a change of identity of persons or combination of persons holding 66 2/3 or more of shares entitled to elect directors of the Company; (ii) the Company consolidates or merge with or into, amalgamates or enters into a statutory arrangement with another person; (iii) the Company sells or otherwise transfers more than 50% of its consolidated assets or assets generating more than 50% of the consolidated operating income or cash flow; or (iv) change of composition of the board occurring within 6 months of a shareholders meeting whereby board members who were directors immediately prior to the shareholders meeting no longer constitute a majority of the board, without approval of the board as constituted immediately prior to the shareholders meeting.

2.	[name of employee]:

Pursuant to the change of control severance agreement with [name of employee], [name of employee] will be entitled to the payment of US$50,000.

3.	[name of employee]

A contingency of US$8,000 payable to [name of employee], if necessary.

Exhibit "A
Projected Corporate Office Change of Control Severance Payments

Projected Corporate Office Change of Control and Severence Payments
(Prepared as of July 21, 2009)

		Salary		Start Date	Severence
					Entitlement	per contract	estimated
CEO - Mark Henderson			$180,000		18 months	$270,000
EVP - Martin Walter			$210,000		18 months	$315,000
CFO - Dennis Gibson			$80,000	April 6, 2006	Note 1	$73,333
VP Investor Relations - Flora Wood			$165,000	May 1, 2007	Note 1	$137,500
VP Explorations - John Chulick	- regular	US $	200,000	March 9, 2007	Note 1	$166,667
	- temporary	US $	60,000			$50,000
VP Peruvian Operations - Dan Noone	- from Canada		$60,000		13 months	$65,000
	- from Peru		$60,000			$65,000
[position] - [name of individual]			$85,000	October 9, 2008	4 months	$28,333
[position] - [name of individual]			$60,000	March 1, 2004			$20,000
[position] - [name of individual]			$38,500	January 14, 2004			$13,000
[position] - [name of individual]			$33,000	March 24, 2004			$11,000
[position] - [name of individual]			$31,920	March 21, 2007			$7,000

						$1,170,834	$51,000

Note 1:
Six months if during first year of employment; otherwise,
eight months plus one month for every whole or part
year of service

SCHEDULE "D" – SECTION (h)
LIABILITIES

1.	As disclosed in the Company's financial statements as of June 30, 2009.

2.	Purchase payments payable to Montericco with respect to the purchase by the affiliates of the Company, from the affiliates of Monterrico of the Pico Machay gold property in Peru.

3.	A liability of up to US$100,000 related to the [name of individual] Agreement.

4.
Pursuant to the term of the Sponsorship Agreement between the Company and ACA dated June 8, 2007, the Company is obligated to pay ACA a sponsorship fee of $225,000 for the first year, $235,000 for the second year and $245,000 for the third year. As of the date hereof, the amount owing in fulfilment of the Sponsorship Agreement is $100,000.

SCHEDULE "D" – SECTION (i)

1.
On July 13, 2009, the Company signed the Monterrico LOI with Monterrico to acquire all of Monterrico's right, title, and interest in and to, certain mining concessions associated with the Pico Machay gold project in Peru.

2.	On October 2, 2009, the Company and its affiliates signed the Montericco Agreement.

3.
On September 25, 2009, the Company filed a material change report (the "MCR") on a confidential basis with the regulatory authorities in Canada pursuant to subsection 7.1(2) of National Instrument 51-102 – Continuous Disclosure Obligations in connection with the transactions contemplated in the Support Agreement.

4.	On October 5, 2009, the Company filed for extension of the MCR.

SCHEDULE "D" – SECTION (k)
GOVERNMENT AUTHORIZATIONS

1.	Recurso jerárquico against the disposición minera nº [number of disposición minera]. Copies of recursos were provided in the electronic data room.

2.
Recurso jerárquico against the disposición minera [number of disposición minera] that declares the forfeiture of [number of MD and certain information regarding the MD]. The recurso must be resolved by the secretario de hidrocarburos y minería. A copy the of recurso was provided in the electronic data room.

3.
Recursos de reconsideración against the decision of the escribanía de minas not to sign the evidence of reception of the MDs over areas covered by the cateos involved in disposición [number of disposición]. Copies of recursos were provided in the electronic data room.

4.	[certain information regarding the Navidad property]

SCHEDULE "D" – SECTION (m)
LITIGATION

1.	MASA [name of individual] Labour Claim.

2.
[name of individual] c/ [name of individual] y Mineria Argentina S.A. y/o Inversiones Mineras Argentinas S.A. y/o quien resulte titular y/o responsible del los establecimientos rurales "El Buey" y "La Rosanda" s/diferencia de haberes e indemnizaciones de ley".

This claim is pending before the Juzgado Letrado de Primera Instancia en lo Laboral de la Circunscripción Judicial del Noreste de la Provincia del Chubut, located at Trelew. [name of individual], plaintiff, claims AR$ 156,947.20 plus interests, fines and expenses. According to the plaintiff MASA, as purchaser of a piece of land where [name of individual] was an employee, is joint and severally liable with [name of individual] (who sold the land to MASA) for his severance payment and other amounts. The Company has filed a motion to have the notification of the claim annulled.

If a settlement with the plaintiff is not reached before, the case may be judicially resolved in about two years. Although the result of the case is uncertain we believe that there are reasonable grounds for the judge to consider the claim against MASA dismissed. [name of individual] has signed an indemnity agreement with MASA, but we can not ensure that he will honor that commitment nor that he's got goods that we can attach to revoke the payments to [name of individual].

3.	"[name of individual] c/ Minera Aquiline Argentina S.A. y otra s/ conciliacion extrajudicial".

[name of individual] commenced an out-of-court conciliation process against MAA (its former employer) and MASA. That process is in charge of Dr. Julio Biglieri in San Carlos de Bariloche, Rio Negro Province. On February 13, 2009 a hearing took place but no the claim was not settled. He claimed AR$ 197,444.77 for severance payment. There have not been news since that hearing. We cannot assess the timeframe of possibility of success as a formal, judicial claim has not been filed yet.

4.	A complaint e-mail sent by [name of individual] in June 2009 to the Department of Environment of the Legislature of the Province of Chubut, Argentina.

SCHEDULE "D" – SECTION (n)
PROPERTY AND ASSETS

1.	Guarantee of the Company to Intercontinental dated October 2, 2009 related to the Monterrico Agreement.

2.	Pledge and Security Deed granted by Absolut to Intercontinental dated October 2, 2009 related to the Monterrico Agreement.

3.	Pledge and Security Deed dated October 2, 2009 granted by PMCL to Intercontinental.

4.	Pledge and Security Deed dated October 2, 2009 granted by Calipuy to Intercontinental.

5.	Shareholders agreement between Calipuy and PMCL dated October 2, 2009, which provides for restrictions on the transfer or disposal of shares in Minera Pico.

SCHEDULE "D" – SECTION (q)(i) & (ii)
CONCESSIONS

Calcatreu Gold Project

Description

Calcatreu Gold Project is a low suphidization, epithermal gold and silver project consisting of more than 73,000 hectares located near Jacobacci, Rio Negro, Argentina, as more particularly described in the feasibility study dated April 5, 2007, prepared by the Snowden Group in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

Please see attached a list of Concessions listed as Exhibit "A".

Encumbrances and Defects in Title

First and Second mortgages were registered in favour of Newmont Mining Corporation and subsequently assigned to Franco Nevada Corporation, encumbering mines NABEL, NABEL 4 and REBECA. The first mortgage was partially discharged on October 20, 2006; a collateral charge remains only to secure payment of a 2.5% net smelter return royalty over the Calcatreu Gold Project in favour of Franco Nevada Corporation. The second mortgage was fully discharged on August 7, 2007.

Navidad Project

Description

Navidad Silver Project is an advanced stage silver-lead mineral exploration project located in Chubut Province, Argentina, as more particularly described in the technical report dated May 2009, prepared by the Snowden Group in accordance with NI-43-101.

Please see attached a list of Concessions and Lands listed as Exhibit "B".

The Company obtained operational control over the Navidad Silver Project under the terms of an interim project development agreement (the "IPDA") among the Company, MAA, IMA Exploration Inc. ("IMA") and IMA subsidiaries, dated October 18, 2006, giving effect to the judgement of the Supreme Court of British Columbia (Vancouver Registry Action NO. S041353) with respect to the Navidad Silver Project. The final IMA appeal against the ruling in favour of the Company was dismissed by the Supreme Court of Canda with costs in December 2007. On January 18, 2008, the Company announced that it and IMA agreed to amend the terms of the IPDA to allow the Company an extension until February 11, 2008 to pay the sum of $11 million owing to IMA thereunder. Upon the final payment that was made in February 2008, the ownership and control of the Navidad Silver Project was transferred to the Company.

Encumbrances and Defects in Title

[certain information regarding the property]

Pico Machay Project

The Pico Machay gold property (the "Pico Machay Project") is a high sulphidation gold system within the Calipuy volcanics that consists of 16 concessions covering 5,422 hectares located in South Central Peru in Huancavelica Province, Peru, approximately 450 kms south east of Lima, as more particularly described in the technical report dated October 27, 2006.

Please see attached a list of Concessions listed as Exhibit "C".

The Pico Machay Project was optioned to Calipuy from Compañia Minera IRI Peru S.A. Absolut acquired the option to earn 75% of the Pico Machay Project from Monterrico by purchasing 100% of Calipuy, a private Peruvian based company.

On April 1, 2008, the Company acquired 100% of the issued and outstanding shares of Absolut Resources Corp. by way of an amalgamation of Absolut Resources Corp. and 41310 Yukon Inc., a wholly-owned subsidiary of Aquiline.

On October 2, 2009, the Company and Absolut entered into the Monterrico Agreement, pursuant to which Absolut purchased from Intercontinental all of the issued and outstanding shares in PMCL. PMCL held all but one share in Minera Pico. Calipuy, an indirect subsidiary of the Company, purchased from Minera Coripacha, an indirect subsidiary of Monterrico, the remaining one share of Minera Pico. Minera Pico holds the registered title to the mining concessions comprising of the Pico Machay Project. As a result of these purchases, the Company now holds all of the issued and outstanding shares in Minera Pico.

Encumbrances

1.	The Pico Machay Project is subject to a 2% net smelter return.

2.	Mining Mortgage granted by Minera Pico to Intercontinental encumbering all of the concessions comprising the Pico Machay Project.

Chaparra Project

The Chaparra project is a high-grade gold mesothermal vein system that consists of 12 exploration concessions within the Chaparra District of the Nazca Ocona gold belt covering 4,730 hectares located 45 km east of the coastal town of Chala, in the department of Arequipa, Peru . The option to develop the Chaparra Projects was owned 100% by Absolut through its subsidiary, Calipuy.

Please see attached a list of existing four Concessions listed as Exhibit "D".

Eight of the Chaparra mining concessions (the "8 Chaparra Concessions") are held through an option agreement (the "8 Concessions Option Agreement") with the Chaparra concession holders, pursuant to which the Company is required to make a payment of US$ 850,000 by October 24, 2009 in order to complete the purchase of the 8 Chaparra Concessions (the "Option"). Calipuy has received notification from the owners of the 8 Chaparra Concessions that unless full payment of the Option is received by October 24, 2009, the Option will expire and terminate. The Company and Calipuy have no intention at this time of making this payment and have elected to let the Option expire.

The Option to acquire the 8 Chaparra Concessions was owned by Compania Minera Colorado S.A.C. ("CMC"). CMC and Calipuy had entered into an option purchase agreement (the "CMC Option Agreement") with the owners of CMC to purchase the shares of CMC and thereby acquire the Option on the 8 Chaparra Concessions (the "CMC Option"). The cost of the CMC Option was US$ 375,000 (CND$523,350), arose on June 8, 2005, it bears no interest, and is unsecured. Subsequently, CMC was merged with Calipuy, with the concurrence by the owners of CMC that the CMC Option was not exercised as a result of the merger. $87,225 (US $75,000) of the debt under the CMC Option was due in September 2008 and $436,125 (US $375,000) was due in September 2009.  [certain information regarding the Chaparra Project]

Encumbrances

The Chaparra project is subject to a 1% NSR to a privately held Peruvian company that is capped at US$1 million.

Regalo Project

In March 2008, the Company and Consolidated Pacific Bay ("PacBay") signed a definitive option and joint venture agreement (the "JV Agreement") concerning the Regalo gold property (the "Regalo Project"). The Regalo Project is located approximately 70 kilometres southwest of the Navidad Project. PacBay had previously been earning an interest in the Regalo Project from IMA that was assigned to the Company. The JV Agreement reversed the terms of the original agreement between IMA and PacBay dated August 27, 2003 as amended by letter agreement dated December 16, 2005 (the "Original Agreement"), with the Company becoming the operator and earning an interest from Pacific Bay.

Under the JV Agreement, the Company can earn a 70% interest in the Regalo Project by paying PacBay US$100,000 on signing of the Agreement (paid), reimbursing (within 30 days) PacBay US$169,000 for an airborne survey already underway (subsequently reimbursed), returning to PacBay 900,000 of PacBay's common shares issued to the Company under the Original Agreement (within 30 days) (returned), and completing a 3,000 metres of drilling work on the Regalo Project within two years. There have not been any drilling to date. Once the Company has completed the forgoing, it will have earned a 70% interest in the Regalo Project, and the parties will thereafter form a joint venture whereby each company will participate in programs according to their respective interests. If either party's interest is diluted through non-participation in programs to 15% or less, that party's interest automatically converts to a 2% NSR, which either party can purchase from the other for $2 million.

Please see attached a list of Concessions listed as Exhibit "E".

Encumbrances and Defects in Title

[certain information regarding the property]

Exhibit "A"
Calcatreu Gold Project

Claim Number	Name	Type	Area_Has	Company

22.119-97	Nabel	Mina	Aquiline Argentina	300
23.017-98	Nabel 4	Mina	Aquiline Argentina	250
23.019-98	Rebeca	Mina	Aquiline Argentina	500
26.055-01	Cerro Mojón	MD	Aquiline Argentina	400
27.032-02	La Incognita	MD	Aquiline Argentina	2200
27.072-02	Nabel I Bis	MD	Aquiline Argentina	4552
28.071-03	Nabel 2	MD	Aquiline Argentina	2080
28.127-03	Aguadita	MD	Aquiline Argentina	6769
28.128-03	Chivito	MD	Aquiline Argentina	6676
28.130-03	Rebequita	MD	Aquiline Argentina	4731
28.131-03	Pampita	MD	Aquiline Argentina	4858
28.132-03	Trinity	MD	Aquiline Argentina	4147
28.135-03	Doradito 2	MD	Aquiline Argentina	6355
28.137-03	Carnerito	MD	Aquiline Argentina	4972
29.015-04	Pilahue Este	CA	Aquiline Argentina	6928
29.016-04	Pilahue Oeste	CA	Aquiline Argentina	6907
29.018-04	Nenabel	CA	Aquiline Argentina	9877
29.019-04	Onabel	CA	Aquiline Argentina	10000
29.020-04	Senabel	CA	Aquiline Argentina	9875
29.021-04	Trirebe	CA	Aquiline Argentina	10000
29.022-04	Porlas Dudas	CA	Aquiline Argentina	9678
29.023-04	Nabelquetrenorte	CA	Aquiline Argentina	9806
29.024-04	Nabelquetresur	CA	Aquiline Argentina	9588
29.030-04	Nabelquetreoeste	CA	Aquiline Argentina	9588
33063-M-08	Viuda de Castro	MD	Aquiline Argentina	1265

Exhibit "B"
Navidad Silver Project

Lands

1.
Swap deed whereby MASA acquired from [name of individual] [description of land], dated February 26, 2008. [description of land] comprise a joint exploitation and its independent transference shall require a declaration of new destination. A restriction on both Lotes is established in favour of A.V.P. for future broadening of Provincial route [route number]; no buildings or permanent installations are allowed within 50 meters from each side of the axis.

2.	Deed of purchase by MASA of [description of land] from [name of individual], dated June 9, 2008 (subject to swap).

3.	Deed of purchase by MASA of [description of land] from [name of individual], dated May 13, 2008.

4.
Deed of purchase by MASA of [description of land] from [name of individual], dated August 6, 2009. Subject to the benefits and restrictions of art. 10 and 11, Law 3,247. [description of land] are subject to the obligation to do the measurement prior to its onerous transfer.

5.	Purchase agreement whereby the sale of approximately 325 hectares to MASA was committed by [name of individual], dated April 11, 2008.

6.
Agreement dated 2008 whereby MASA and [name of individual] committed the swap of the land identified in item 3- above for another piece of land of approximately 1,875 hectares. [certain details regarding the agreement].

7.	Easement agreement with [name of individual] dated May 24, 2006.

8.	Easement agreement with [name of individual] dated December 6, 2007.

9.	Easement agreement with [name of individual] dated January 23, 2008.

10.	Easement agreement with [name of individual] dated February 21, 2008.

11.	Easement agreement with [name of individual] dated March 13, 2008.

Concessions

(See attached)

Claim Number	Name	Type	Company	ha

14340/04	Navidad Este	MD	Minera Argenta S.A.	2500
14341/04	Navidad Oeste	MD	Minera Argenta S.A.	2500
14352/04	Pampa 1	MD	Minera Argenta S.A.	2975
14367/04	Colonia Este	MD	Minera Argenta S.A.	1596
14369/04	Sierra	MD	Minera Argenta S.A.	3469
14370/04	Sierra I	MD	Minera Argenta S.A.	2840
14729/05	Calquitas 4	MD	Minera Aquiline Argentina S.A.	4111
14830/06	Sierra Cacique III	MD	Minera Argenta S.A.	3484
14831/06	Sierra Oeste	MD	Minera Argenta S.A.	3106
14834/06	Sierra Sur 1	MD	Minera Argenta S.A.	2841
14902/06	Navidad Este 1	MD	Minera Argenta S.A.	2500
14903/06	Navidad Oeste 1	MD	Minera Argenta S.A.	2500
15302/07	Trucha A	MD	Minera Argenta S.A.	2926
15303/07	Alamo A	MD	Minera Argenta S.A.	3049
15304/07	Mara A	MD	Minera Argenta S.A.	2480
15305/07	Mara B	MD	Minera Argenta S.A.	2486
15306/07	Condor C	MD	Minera Argenta S.A.	2024
15307/07	Condor D	MD	Minera Argenta S.A.	1891
15323/07	Trucha B	MD	Minera Argenta S.A.	3001
15426/08	Alamo B	MD	Minera Argenta S.A.	4752
15439/08	Mara C	MD	Minera Argenta S.A.	2486
15455/08	Puente 1	MD	Minera Argenta S.A.	2499
15456/08	Puente 2	MD	Minera Argenta S.A.	2499
15488/08	Carlota 3	MD	Minera Argenta S.A.	3449
15493/08	Nina 3	MD	Minera Argenta S.A.	3448
15525/08	Noelita	MDA	Minera Argenta S.A.	7000
15527/08	Flamingo	MDA	Minera Aquiline Argentina S.A.	5635
15528/08	Julie	MDA	Minera Argenta S.A.	3579
15529/08	Navidad 3	MDA	Minera Argenta S.A.	3457
15530/08	Navidad II Oeste	MDA	Minera Argenta S.A.	2748
15531/08	Navidad II Este	MDA	Minera Argenta S.A.	2365
15532/08	Puente 3	MDA	Minera Argenta S.A.	6624
15545/09	Navidad 4	MDA	Minera Argenta S.A.	7000
15550/09	Nuevo Condor	MDA	Minera Argenta S.A.	4800
15555/08	Los Loros	CAA	Minera Argenta S.A.	8470
15656/09	Colonia Sur	MDA	Minera Argenta S.A.	3271
15655/09	Colonia Norte	MDA	Minera Argenta S.A.	2207
15654/09	Sierrita 2	MDA	Minera Argenta S.A.	1763
15653/09	Sierrita 1	MDA	Minera Argenta S.A.	1763

_______________________

CA: Exploration permits

MD: Manifestacion de Descubrimiento (Advanced exploration permit, state prior to mining concession).

MDA: Man ifestacion de Descubrimiento Application. [certain information regarding the property]

CAA: Exploration permits Application. [certain information regarding the property]

[diagram of overview of property]

Exhibit "C"
Pico Machay Project

Mining Concessions

Claim	Code Inacc	Date Acquired	Ha

El Alcatraz 4 (Subject to a 2% Royalty)	01-01385-94	04/16/1996	968 09
Pico Chico Tres	01-03572-04	08/07/2003	800.00
El Alcatraz 5 (Subject to a 2% Royalty)	01-01386-94	04/16/1996	575.90
IRI 219	01-01945-98	03/17/1999	700.00
IRI 221	01-01947-98	04/22/1999	672.19
IRI 238	01-00195-03	08/07/2003	8.00
IRI 239	01-00196-03	08/07/2003	15.00
IRI 240	01-00200-03	08/07/2003	2.00
IRI 241	01-00197-03	08/07/2003	24.00
IRI 242	01-00198-03	08/07/2003	15.00
IRI 243	01-00199-03	08/07/2003	2.00
IRI 244	01-00201-03	08/07/2003	225.00
IRI 245	01-02375-04	01/24/2005	460.83
Pico Chico Uno	01-02712-04	01/24/2005	11.99
Pico Chico Dos Cornplementario	01-02897-04	04/08/2005	20.00

Map of Project

[diagram of overview of project]

Exhibit "D"
Chaparra Project

			MONEDA 001-	CONCEPTO 001-
CODIGO DE		PERIODO	SOLES 002-	VIGENCIA 002-
DERECHO MINERO	DERECHO MINERO	DE PAGO	DOLARES	PENALIDAD	IMPORTE

10031106	LUCILA MAXIMILIANA DOS	2008	002	001	2400.00
10121202	COLORADO DOS	2009	002	001	3000.00
10034502	DON NATHAN	2009	002	001	816.91
10310296	EUREKA DOS	2009	002	001	770.69
10310396	EUREKA TRES	2009	002	001	1847:41
10310496	EUREKA CUATRO	2009	002	001	249.73
10176600	EUREKA CINCO	2008	002	001	31.29
10176600	'. EUREKA CINCO	2009	002	001	31.29
10054901	EUREKA SIETE	2009	002	001	2640.01
10037502	EUREKA OCHO	2009	002	001	50.05
10269903	LA CURVA SP	2009	002	001	7.59
10011022x01	LAS BRAVAS NO 1	2009	002	001	1528.85
10011273X01	LAS BRAVAS NO 2	2009	002	001	1620.01
10121202	COLORADO DOS	2008	002	002	20000.03
10034502	DON NATHAN	2008	002	002	5446.06
10310296	EUREKA DOS	2008	002	002	5137.95
10310396	EUREKA TRES	2008	002	002	12316.04
10310496	EUREKA CUATRO	2008	002	002	1664.89
10176600	EUREKA CINCO	2008	002	002	208.61
10054901	EUREKA SIETE	2008	002	002	17600.04
10269903	LA CURVA SP	2008	002	002	50.61
10011022X01	LAS BRAVAS NO 1	2008	002	002	10192.31
10011273X01	LAS BRAVAS NO 2	2008	002	002	10800.03
					98410.40

[diagram of overview of property]

Exhibit "E"
Regalo Project

Claim Number	Name	Type	Company	ha

14195/04	Regalo II	CA	PacBay (J.V.)	10000
14399/04	Regalo III	CA	PacBay (J.V.)	7670
14616/05	Regalito 1	MD	PacBay(J.V.)	2500
14617/05	Regalito 2	MD	PacBay (J.V.)	2500
14642/05	Regalo IV	CA	PacBay (J.V.)	2350
14643/05	Regalo V	CA	PacBay (J.V.)	4000
14644/05	Regalo VI	CA	PacBay (J.V.)	4200
15053/06	Regalito 3	MD	PacBay (J.V.)	2500
15054/06	Regalito 4	MD	PacBay (J.V.)	2500

SCHEDULE "D" – SECTION (q)(ii)

Navidad Silver Project:

[certain information regarding the property]

Regalo Project:

[certain information regarding the property]

Other

1.	Items listed in Schedule "D" – Section (k)-Government Authorizations of this Company Disclosure Letter

SCHEDULE "D" – SECTION (q)(v)

[certain information regarding the property]

SCHEDULE "D" – SECTION (t)
ENVIRONMENTAL LIABILITY MATTERS

MAA, the Company subsidiary, was responsible for the transport of "dangerous waste" from its Calcatreu project in 2004 without being registered on the Argentine National Register of Generators of Dangerous Waste. While there was no material or environmental damage caused, the Company undertook the activity without the correct administrative registration. The matter was resolved in 2008 with the Company receiving a $5,000 argentine peso fine in 2007 for the incident.

SCHEDULE "D" – SECTION (x)
EMPLOYMENT AGREEMENTS

The following is a complete list setting out the name of each director, officer, employee and consultant of the Company and its Subsidiaries who is a party to or a participant in any written or oral agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such person following a change of control of the Company:

Martin Walter
Dennis Gibson
Marc Henderson
John J. Chulick
[name of employee]
Flora Wood
[name of employee]
[name of employee]

Description of the Entitlements

Marc Henderson

In then event of the termination of his employment without cause or upon a "triggering event" occurring within one year of a "change of control" of the Company: (i) Mr. Henderson will be entitled to receive severance equal to 18 months of his base salary; (ii) Mr. Henderson will be entitled to receive all benefits under the Company's benefit plans for a period of 12 months; and (iii) all unvested stock options granted to Mr. Henderson will vest immediately.

Dennis Gibson

In the event of the termination of his employment without cause or upon a "triggering event" occurring within one year of a "change of control" of the Company: (i) Mr. Gibson will be entitled to receive severance equal to: (A) if terminated during the first year, 6 months of his base salary, or (B) if terminated after the first year, 8 months of his base salary, plus one month of base salary for each additional year served, up to a maximum of 18 months of base salary; (ii) Mr. Gibson will be entitled to receive all benefits under the Company's benefit plans for a period of 6 months; and (iii) all unvested stock options granted to Mr. Gibson will vest immediately.

Martin Walter

In the event of the termination of his employment without cause or upon a "triggering event" occurring within one year of a "change of control" of the Company: (i) Mr. Walter will be entitled to receive severance equal to 18 months of his base salary; (ii) Mr. Walter will be entitled to receive all benefits under the Company's benefit plans for a period of 12 months; and (iii) all unvested stock options granted to Mr. Walter will vest immediately.

John Chulick

In the event of the termination of his employment without cause or upon a "triggering event" occurring within one year of a "change of control" of the Company: (i) Mr. Chulick will be entitled to receive severance equal to: (A) if terminated during the first year, 6 months of his base salary, or (B) if terminated after the first year, 8 months of his base salary, plus one month of base salary for each additional year served, up to a maximum of 18 months of base salary; (ii) Mr. Chulick will be entitled to receive all benefits under the Company's benefit plans for a period of 6 months; and (iii) all unvested stock options granted to Mr. Chulick will vest immediately.

[name of employee]

In the event of the termination of his employment without cause or upon a "triggering event" occurring within one year of a "change of control" of the Company: (i) [name of employee] will be entitled to receive severance equal to: (A) if terminated during the first year, 6 months of his base salary, or (B) if terminated after the first year, 8 months of his base salary, plus one month of base salary for each additional year served, up to a maximum of 18 months of base salary; (ii) [name of employee] will be entitled to receive all benefits under the Company's benefit plans for a period of 6 months; and (iii) all unvested stock options granted to [name of employee] will vest immediately.

Flora Wood

In the event of the termination of her employment without cause: (i) Ms. Wood will be entitled to receive severance equal to: (A) if terminated during the first year, 6 months of her base salary, or (B) if terminated after the first year, 8 months of her base salary, plus one month of base salary for each additional year served, up to a maximum of 18 months of base salary; (ii) Ms. Wood will be entitled to receive all benefits under the Company's benefit plans for a period of 6 months; and (iii) all unvested stock options granted to Ms. Wood will vest immediately. In addition, any provisions of the stock option restricting the number of option shares, which may be purchased before a particular date shall be waived.

For the calculation of the above described entitlements, please see the attached summary entitled "Projected Corporate Office Change of Control Severance Payments".

[name of employee]

Upon change of control, [name of employee] will be entitled to the payment in the amount of US$50,000.

[name of employee]

A contingency of US$8,000 is payable to [name of employee], if necessary.

SCHEDULE "D" – SECTION (y)
PENSION AND EMPLOYEE BENEFITS

Basic medical plan, subject to continuation in change of control situation for periods ranging from six to twelve months.

SCHEDULE "D" – SECTION (z)
MATERIAL CONTRACTS

1.	Letter Agreement dated January 28, 2003 among the Company, Newmont Mining Corp. et al. in respect of the Company's Calcatreu property.

2.	Franco-Nevada Corporation royalty re the Calcatreu property.

3.	Employment agreements entered into between the Company and the following parties:

	•	Dennis Gibson dated April 6, 2006

	•	Marc Henderson dated June 1, 2006

	•	Martin Walter dated June 1, 2006

	•	John Chulick dated March 9, 2007

	•	Flora Wood dated May 1, 2007

	•	[name of employee] dated May 1, 2008

	•	[name of employee]

4.	Convertible debenture in the principal amount of C$17,500,000 dated February 8, 2008 issued by the Company in favour of Silverstone Resources (Barbados) Corp.

5.	Option and joint venture agreement dated March 4, 2008 between the Company and Consolidated Pacific Bay Minerals Ltd.

6.	The Monterrico Agreement dated October 2, 2009 among the Company (as guarantor), Absolut, Monterrico, Intercontinental and Pico Machay with respect to the Pico Machay project.

7.
Net Smelter Return Royalty Agreement between Intercontinental and James D. Mancuso, Robert M. Miller, Floyd Sabins Trust, Jamie A. Varela and Jonathan M. January dated November 10, 1995 re the Pico Machay Project.

8.
The Sponsorship Agreement between the Company and ACA dated June 8, 2007, pursuant to which the Company is obligated to pay ACA a sponsorship fee of $225,000 for the first year, $235,000 for the second year and $245,000 for the third year. As of the date hereof, the amount owing in fulfilment of the Sponsorship Agreement is $100,000.

SCHEDULE "D" – SECTION (aa)
NON-ARMS LENGTH AGREEMENTS

Although there are no agreement entered into by the Company or its Subsidiaries with any person (other than the Company and its Subsidiaries) that is not at "arm's length" with the Company, the Company entered into a number of transactions with related parties that were in the normal course of operations, and which are disclosed in the Company's audited financial statements for the period ended December 31, 2008.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	October 23, 2009	By:	/s/ Robert Pirooz
Name: Robert Pirooz Title: General Counsel, Secretary and Director